 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1996

                                                REGISTRATION NO. 333-00219
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                             INTERCO INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              43-0337683
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                             101 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63105
                                (314) 863-1100

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                 REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                          LYNN CHIPPERFIELD, ESQUIRE

              VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             INTERCO INCORPORATED
                             101 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63105
                                (314) 863-1100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S AGENT FOR SERVICE OF PROCESS)
                               ----------------
                       COPIES OF ALL COMMUNICATIONS TO:
      PETER S. SARTORIUS, ESQUIRE             JOHN T. GAFFNEY, ESQUIRE
      MORGAN, LEWIS & BOCKIUS LLP              CRAVATH, SWAINE & MOORE
         2000 ONE LOGAN SQUARE                     WORLDWIDE PLAZA
   PHILADELPHIA, PENNSYLVANIA 19103               825 EIGHTH AVENUE
            (215) 963-5000                  NEW YORK, NEW YORK 10019-7475
                                                   (212) 474-1122
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable on or after this Registration Statement is declared effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 1, 1996

PROSPECTUS

                                8,750,000 SHARES

                   [LOGO INTERCO INCORPORATED APPEARS HERE]


            To be renamed Furniture Brands International, Inc.

                                  COMMON STOCK

                                   --------

            [LOGOS OF BROYHILL, LANE, AND THOMASVILLE APPEAR HERE]


  All of the shares of Common Stock, no par value (the "Common Stock"), offered hereby (the "Offering") are being sold by INTERCO INCORPORATED. The Common Stock is listed on the New York Stock Exchange under the symbol "ISS." On January 31, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $9 1/8 per share.

  The Company intends to change its corporate name to Furniture Brands International, Inc. The Company anticipates that such change will become effective on or about March 1, 1996. See "Prospectus Summary--Recent Developments."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                         ---------- --
HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
  CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                   UNDERWRITING
                 PRICE TO          DISCOUNTS AND        PROCEEDS TO
                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
-------------------------------------------------------------------
Per Share           $                   $                   $
-------------------------------------------------------------------
Total(3)           $                   $                   $

================================================================================
 (1) For information regarding indemnification of the Underwriters, see "Underwriting."

 (2) Before deducting expenses estimated at $500,000 payable by the Company.

 (3) The Company has granted the Underwriters a 30-day option to purchase up to 1,250,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
     will be $    , $     and $    , respectively.
              ------------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock offered hereby will be available for delivery on or about     ,
1996, at the office of Smith Barney Inc., 14 Wall Street, New York, New York 10005.

                                   --------
SMITH BARNEY INC.
       DEAN WITTER REYNOLDS INC.
               DONALDSON, LUFKIN & JENRETTE
                     SECURITIES CORPORATION

                                                     WHEAT FIRST BUTCHER SINGER

February   , 1996

                        [LOGO OF BROYHILL APPEARS HERE]

[ARTWORK APPEARS HERE]                             [ARTWORK APPEARS HERE]

Broyhill products offer consumers                The Broyhill line includes a
excellent values by providing              wide variety of styles, including
stylish furniture, like this Millwood      the classic 18th century Cherry Hill
Creek bedroom, at affordable price         Collection shown above and the
points.                                    Crossroads Collection hutch shown
                                           below.


                                                   [ARTWORK APPEARS HERE]

[ARTWORK APPEARS HERE]                    Fontana's combination of the best
                                          elements of European and American
                                          classics have made it the leading
                                          collection in the American Casual
                                          category and one of the most
                                          popular designs in Broyhill's
                                          history.

                              ------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET. PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          [LOGO OF LANE APPEARS HERE]

Cedar chests were Lane's first                 [ARTWORK APPEARS HERE]
product line and have been
continuously promoted and             Hickory Chair, one of Lane's most popular
nationally advertised in leading      collections, offers the exquisite styling
consumer magazines.                   and craftsmanship demanded by today's
                                      high-end consumer.
[ARTWORK APPEARS HERE]




Lane Upholstery has been a major part          [ARTWORK APPEARS HERE]
of each new Lane collection. Pieces
shown are from the Hudson River Views    All natural wicker, durable enough to
Collection which debuted in 1995.        stand up to outdoor use, has made
                                         Venture's WeatherMaster Collection a
[ARTWORK APPEARS HERE]                   leader. The secret is a tough four
                                         step finishing process and patented
                                         cushions that allow water to pass
                                         through for quick drying.

                [LOGO OF ACTION FURNITURE BY LANE APPEARS HERE]

[ARTWORK APPEARS HERE]                         [ARTWORK APPEARS HERE]

Action's motion furniture appeals        For the consumer wanting a chair that
to almost every taste, with more         combines a more traditional design with
than 30 styles--from contemporary        the comfort advantage of a recliner.
and transitional to country and          Action offers several wing chairs in a
traditional--and a broad array           variety of fashionable fabrics--strong
coverings in fabric and leather.         offerings in a growing category.




Action's sleep sofa strategy was
simple: create a product that brings
a new dimension--comfort--to a category
previously known only for convenience          [ARTWORK APPEARS HERE]
and utility, and offer it at competitive price points. The result is ComfortMax/(R)/ a sleep sofa that does it all--sits soft and sleeps firm and even.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information appearing elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, (i) the "Company" refers to INTERCO INCORPORATED and its subsidiaries, (ii) "Broyhill" refers to Broyhill Furniture Industries, Inc., (iii) "Lane" refers to The Lane Company Incorporated and its subsidiaries, (iv) "Thomasville" refers to Thomasville Furniture Industries, Inc. and (v) "Action Industries" refers to Action Industries, Inc., a subsidiary of Lane. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company, which is to be renamed Furniture Brands International, Inc., is the largest manufacturer of residential furniture in the United States. The Company markets its products under three of the best known brand names in the industry - Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced ready-to-assemble ("RTA") furniture. The Company distributes its products through a diverse network of independently-owned retail locations, which includes the largest system of dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 (see "Thomasville Acquisition") significantly enhances the Company's competitive strengths and positions the Company to increase its market share, sales and earnings.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

    BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest manufacturer of residential furniture under one brand name and has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including more than 330 dedicated Broyhill Showcase Galleries and more than 410 dedicated Broyhill Furniture Centers.

    LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. Lane is the largest manufacturer of motion furniture, the largest manufacturer of cedar chests and the second largest manufacturer of recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including more than 200 dedicated furniture galleries.

    THOMASVILLE. Thomasville is the largest residential furniture manufacturer under one brand name in the "premium" price category and manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through more than 680 independently-owned retail locations, including more than 410 dedicated Thomasville Galleries and approximately 80 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. Thomasville also produces a separate line of lower priced RTA and promotional furniture.

  The Company believes that in addition to its substantial size relative to its competitors, the Company's competitive strengths include its (i) widely recognized brand names; (ii) broad range of product offerings across all price categories; (iii) extensive distribution networks, including dedicated galleries located in independently-owned retail locations; (iv) innovative, high quality products; (v) highly efficient, low cost manufacturing capabilities; and (vi) experienced management teams. In addition, the Company's breadth of product and national scope of distribution enable it to service effectively national and major regional retailers, which are commanding an increasing presence in the furniture retailing industry. Management believes that these competitive strengths position the Company to increase its market share in the highly-fragmented residential furniture industry.

                                GROWTH STRATEGY

  The Company's strategy for growth in both sales and profits includes the following elements:

    ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry--Broyhill, Lane and Thomasville. The Company intends to continue to strengthen its brand names through ongoing investment in innovative consumer advertising through leading shelter magazines, such as House Beautiful, Better Homes and Gardens and Architectural Digest, as well as through cooperative advertising programs with retailers and national and regional television advertising.

    MAXIMIZING OPERATING MARGINS. The Company's Gross Profit Management Program consists of twelve specific "building blocks" that management uses in its strategic and operational planning to maximize gross profit margins and thereby provide the Company with additional funds for purposes such as increased advertising and product development. These "building blocks" include continuous product profitability review, new product introductions, pricing strategies and management incentive programs. Management believes that this program has contributed to the Company achieving among the highest EBITDA (as hereinafter defined) margins of publicly-owned residential furniture manufacturing companies in recent years. Management believes opportunities exist to increase the EBITDA margins of its operating companies through continued implementation of the Gross Profit Management Program, including the initiation of the program at Thomasville.

    EXPANDING DEDICATED DISTRIBUTION CHANNELS. Dedicated distribution outlets, such as galleries, tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company has generated increased sales volume by distributing its products through independently-owned dedicated retail outlets. In addition, the Company believes that it strengthens its manufacturer/retailer alliances through gallery relationships. The Company intends to continue to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Furthermore, the Company intends to expand the network of free-standing Thomasville Home Furnishings stores.

    PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company has developed a program designed to increase sales to the contract market, which includes hotels, motels and health care facilities. The Company is also actively pursuing the international export market, particularly Canada, Europe, Japan and the Middle East, where the Company believes there are significant opportunities for growth.

    EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has also introduced a sleeper sofa incorporating a unique sleep deck designed to be more comfortable, both as a sofa and a bed, than competitive product offerings. Furthermore, the Company is currently designing innovative new products for the growing home office and home entertainment center markets.

    CAPITALIZING ON DEMOGRAPHIC TRENDS. Management believes that demographic trends will continue to drive long-term growth in the furniture industry. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. It is currently estimated that the 35-64 year age group will increase by approximately 11 million persons by the year 2000. According to Furniture Today, such age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furniture per home. The Company believes that it is well positioned to capitalize on these demographic trends as a result of its broad range of product offerings and widely-recognized brand names.

    INCREASING OPERATING EFFICIENCIES. The Company believes that it has opportunities to increase operating efficiencies through improved coordination among its operating companies. These opportunities include (i) cost savings generated through volume purchasing, (ii) reductions in future capital expenditures through better utilization of existing capacity and
  (iii) complementary sales and marketing activities.

                            THOMASVILLE ACQUISITION

  On December 29, 1995, the Company completed the acquisition of Thomasville from Armstrong World Industries, Inc. for approximately $339 million, consisting of $331 million in cash and $8 million in assumed indebtedness. Thomasville is the largest residential furniture manufacturer under one brand name in the "premium" price category and manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories of the residential furniture market. The cash portion of the acquisition of Thomasville was financed through funds obtained under a secured credit agreement (the "Secured Credit Agreement") and an amended receivables securitization facility (the "Receivables Securitization Facility"). The acquisition of Thomasville, on a pro forma basis and as adjusted for this Offering, is accretive to earnings per share for the year ended December 31, 1995. See "Pro Forma Condensed Consolidated Financial Information."

                            RECENT DEVELOPMENTS

  At its meeting on January 30, 1996, the Board of Directors of the Company determined to change the Company's corporate name from INTERCO INCORPORATED to Furniture Brands International, Inc. In connection with the change in name, the Company also intends to change its New York Stock Exchange symbol. The Company anticipates that the name change will become effective on or about March 1, 1996.

                                ----------------

  The Company was incorporated in Delaware in 1921. Its principal executive offices are located at 101 South Hanley Road, St. Louis, Missouri 63105-3493, and its telephone number at such location is (314) 863-1100.

                                  THE OFFERING

Common Stock offered by the Compa-
 ny.................................  8,750,000 shares(1)
Common Stock to be outstanding after
 the Offering.......................  58,870,079 shares(1)(2)
Use of proceeds.....................  Repayment of term loans outstanding under the Secured Credit Agreement
New York Stock Exchange Symbol......  ISS

--------
(1) Excludes 1,250,000 shares that may be offered under an over-allotment option granted by the Company. See "Underwriting."

(2) Excludes, as of January 31, 1996, 10,233,147 shares of Common Stock issuable pursuant to warrants or stock options, consisting of 6,907,198 shares issuable pursuant to warrants exercisable at $7.13 per share and 3,325,949 shares issuable pursuant to management stock options, 1,271,750 of which are currently exercisable.

 SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                   DATA

  The following summary consolidated historical and pro forma condensed consolidated financial data of the Company are derived from and should be read in connection with the historical consolidated financial statements of the Company and Thomasville and the pro forma condensed consolidated financial information and the notes thereto included elsewhere or incorporated by reference in this Prospectus. The pro forma condensed consolidated financial and other data is presented for comparative purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been had the transactions assumed therein been consummated at the beginning of the period for which the statement is presented. In addition, the pro forma condensed consolidated statement of operations does not give effect to profit improvement opportunities, if any, which may be realized by the Company as a result of the acquisition of Thomasville.

                                               YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------
                                       1993       1994       1995        1995
                                    HISTORICAL HISTORICAL HISTORICAL PRO FORMA(1)
                                    ---------- ---------- ---------- ------------
                                               (DOLLARS IN THOUSANDS,
                                               EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales.........................  $980,532  $1,072,696 $1,073,889  $1,624,116
 Costs and expenses:
  Cost of operations...............   685,749     752,528    760,393   1,190,142
  Selling, general and
   administrative expenses.........   186,205     199,333    198,321     271,423
  Depreciation and
   amortization(2).................    34,455      35,776     36,104      52,053
                                     --------  ---------- ----------  ----------
 Earnings from operations..........    74,123      85,059     79,071     110,498
 Interest expense..................    38,621      37,886     33,845      52,556
 Other income, net:
  Gain on insurance settlement(3)..        --          --      7,882       7,882
  Other............................     1,764       1,668      3,930       4,103
                                     --------  ---------- ----------  ----------
 Earnings before income tax
  expense, discontinued operations
  and extraordinary item...........    37,266      48,841     57,038      69,927
 Income tax expense................    15,924      20,908     22,815      28,099
                                     --------  ---------- ----------  ----------
 Net earnings from continuing
  operations(4)....................  $ 21,342  $   27,933 $   34,223  $   41,828
                                     ========  ========== ==========  ==========
 Net earnings from continuing
  operations before gain on
  insurance settlement, net of
  income tax expense...............  $ 21,342  $   27,933 $   29,463  $   37,068
                                     ========  ========== ==========  ==========
 Net earnings per common share from
  continuing operations before gain
  on insurance settlement, net of
  income tax expense...............  $   0.41  $     0.54 $     0.56  $     0.61
                                     ========  ========== ==========  ==========
 Weighted average common shares
  outstanding (fully diluted)
  (in thousands)...................    51,397      51,506     52,317      61,067
OTHER DATA:
 Earnings from operations..........  $ 74,123  $   85,059 $   79,071  $  110,498
 Depreciation and amortization:
  1992 Asset Revaluation (Fresh
   Start)..........................    16,463      16,900     15,922      15,922
  Excess of cost over net assets
   acquired........................        --         --          --       2,644
                                     --------  ---------- ----------  ----------
 Adjusted earnings from
  operations.......................    90,586     101,959     94,993     129,064
 Depreciation and amortization
  (other than Fresh Start and
  excess
  of cost over net assets
  acquired)........................    17,992      18,876     20,182      33,487
                                     --------  ---------- ----------  ----------
 EBITDA(5).........................  $108,578  $  120,835 $  115,175  $  162,551
                                     ========  ========== ==========  ==========

                                                         AT DECEMBER 31, 1995
                                                      --------------------------
                                                                     AS
                                                      HISTORICAL ADJUSTED(6)
                                                      ---------- -----------
                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents........................... $   26,412 $   26,412
 Working capital.....................................    455,036    455,576
 Total assets........................................  1,291,739  1,290,327
 Long-term debt, less current maturities.............    705,040    629,688
 Total shareholders' equity..........................    301,156    375,636

            IMPACT OF 1992 ASSET REVALUATION (FRESH-START REPORTING)

  Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                            YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------
                                    1993       1994       1995        1995
                                 HISTORICAL HISTORICAL HISTORICAL PRO FORMA(1)
                                 ---------- ---------- ---------- ------------
                                            (DOLLARS IN THOUSANDS,
                                            EXCEPT PER SHARE DATA)
   Depreciation and
    amortization--fresh-start..   $(16,463)  $(16,900)  $(15,922)   $(15,922)
   After-tax impact on net
    earnings...................    (12,799)   (13,051)   (12,470)    (12,470)
   Impact on earnings per
    share-fully diluted........      (0.25)     (0.25)     (0.24)      (0.20)

--------

(1) Pro forma to reflect the acquisition of Thomasville and the consummation of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom, as if such transactions occurred on January 1, 1995.

(2) Includes $16,463, $16,900 and $15,922 for the years ended December 31, 1993, 1994, and 1995 (historical and pro forma), respectively, related to the 1992 asset revaluation. See Note 3 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Gain on insurance settlement related to the November 1994 fire at the Company's particleboard plant.

(4) On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which in aggregate represented the Company's "Footwear Segment") to the Company's shareholders. The financial results of the Footwear Segment are reported as discontinued operations, and as such the Company's historical results of operations were restated.

(5) EBITDA is defined as earnings before interest expense, taxes, restructuring expenses and depreciation and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity.

(6) As adjusted to reflect the consummation of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom, as if such transactions occurred on December 31, 1995.

                                 RISK FACTORS

  Prospective purchasers should carefully consider the following factors, together with other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the shares of Common Stock.

ECONOMIC CONDITIONS

  The furniture industry historically has been cyclical, fluctuating with general economic cycles. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. The Company believes that the industry is significantly influenced by economic conditions generally and particularly by consumer behavior and confidence, the level of personal discretionary spending, housing activity, interest rates, credit availability, demographics and overall consumer confidence. These factors not only affect the ultimate consumer, but also impact retailers, the Company's primary direct customers. There can be no assurance that a prolonged economic downturn would not have a material adverse effect on the Company. See "Business."

COMPETITION

  The residential furniture manufacturing business is highly competitive and fragmented. Because of the Company's broad product lines, its products compete with products made by a number of major furniture manufacturers. The elements of competition include pricing, styling, quality and marketing. See "Business--Competition."

SIGNIFICANT LEVERAGE

  The Company has a capital structure that contains significant leverage. On December 29, 1995, the Company entered into the Secured Credit Agreement consisting of term loan facilities totalling $450 million and a $180 million revolving credit facility. In addition, the Company has the Receivables Securitization Facility of $225 million. As of December 31, 1995, the Company's debt totalled approximately $724 million. Assuming that this Offering had occurred on December 31, 1995, the Company's debt to equity ratio on that date would have been 1.73 to 1. Further, as of December 31, 1995, the Company had approximately $81 million and approximately $21 million available under the Secured Credit Agreement and the Receivables Securitization Facility, respectively. This substantial indebtedness could reduce the Company's ability to respond to changing business and economic conditions by impairing access to additional financing and requiring a significant portion of the Company's cash flow from operations to be used to service debt. The ability of the Company to further reduce its debt and increase its equity will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company that affect its business and operations. The Company intends to use the net proceeds of this Offering to repay a portion of the term loans outstanding under the Secured Credit Agreement. See "Capitalization."

RESTRICTIVE COVENANTS IN CERTAIN DEBT INSTRUMENTS

  The Secured Credit Agreement to which the Company is a party contains a number of covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make capital expenditures, pay dividends, repurchase capital stock, create liens, dispose of certain assets, enter into sale and leaseback transactions, or engage in mergers. In addition, under the Secured Credit Agreement, the Company is required to maintain certain interest coverage ratios and maintain certain minimum net worth levels. Unfavorable operating results could affect the Company's ability to pay debt service on its outstanding indebtedness or to meet its debt covenants. The indebtedness under the Secured Credit Agreement is secured by most of the assets of the Company. Among other consequences, the terms of the Secured Credit Agreement could increase the Company's vulnerability to adverse general economic conditions and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise.

GOVERNMENTAL REGULATIONS

  The Company's operations must meet federal, state, and local regulatory standards in the areas of safety, health, and environmental pollution controls. Historically, these standards have not had any material adverse effect on the Company's sales or operations. If the Company fails to comply with such regulations, the Company could be subject to liability ranging from monetary damages to injunctive action, which could adversely affect the Company. Future changes to such regulations could also have a material adverse effect on the Company. See "Business--Environmental Matters."

CONTROLLING STOCKHOLDERS

  Apollo Investment Fund, L.P. ("Apollo") and Lion Advisors, L.P. ("Lion") together beneficially own approximately 67.4% of the outstanding Common Stock of the Company, and will beneficially own approximately 57.4% of the outstanding Common Stock of the Company after this Offering. Apollo and Lion are affiliated companies. By reason of their ownership of shares of Common Stock, Apollo and Lion currently have, and will continue to have after this Offering, the power to control or influence control of the Company, including the power to elect the entire Board of Directors and to approve matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions. Apollo and Lion may exercise such control from time to time. A majority of the Board of Directors consists of individuals associated with affiliates of Apollo and Lion. See "Management" and "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Apollo and Lion together beneficially own 33,691,099 shares of Common Stock. The Company, Apollo and Lion have agreed not to sell any shares of Common Stock owned by them for a period of 120 days following the consummation of this Offering without the prior written consent of Smith Barney Inc., as representative of the Underwriters. After expiration of the lock-up period, the Company, Apollo and Lion may sell shares of Common Stock without regard to any such limitations. The sale of a substantial number of shares by the Company, Apollo or Lion could adversely affect the market price of the Common Stock.

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation contains certain provisions, including authorization to issue "blank check" preferred stock ("Preferred Stock"), prohibition of stockholder action by written consent and the requirement of 75% ("supermajority") stockholder vote to alter, amend, repeal or adopt certain provisions of the Restated Certificate of Incorporation. In addition, the Company's Restated Certificate of Incorporation contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation of the Company). Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                            THOMASVILLE ACQUISITION

  On December 29, 1995, the Company completed the acquisition of Thomasville from Armstrong World Industries, Inc. for approximately $339 million, consisting of $331 million in cash and $8 million in assumed indebtedness. Thomasville is the largest residential furniture manufacturer under one brand name in the "premium" price category and manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories of the residential furniture market. The cash portion of the acquisition of Thomasville was financed through funds obtained under the Secured Credit Agreement and the Receivables Securitization Facility. The acquisition of Thomasville, on a pro forma basis and as adjusted for this Offering, is accretive to earnings per share for the year ended December 31, 1995. See "Pro Forma Condensed Consolidated Financial Information."

  The following table presents summary historical financial information and other data for Thomasville. The summary historical financial information should be read in conjunction with the historical financial statements of Thomasville incorporated by reference herein.

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1993     1994   1995(1)
                                                      -------- -------- --------
                                                        (DOLLARS IN THOUSANDS)
Net sales............................................ $449,583 $526,643 $550,227
Costs and expenses:
  Cost of operations.................................  361,116  409,934  428,497
  Selling, general and administrative expenses.......   54,833   65,654   70,661
  Depreciation and amortization......................   13,003   12,205   12,557
                                                      -------- -------- --------
Earnings from operations(2).......................... $ 20,631 $ 38,850 $ 38,512
                                                      ======== ======== ========
EBITDA(3)............................................ $ 33,634 $ 51,055 $ 51,069
Capital expenditures.................................   10,835   14,091   15,208

--------

(1) Reflects historical financial information and other data for Thomasville for the period beginning January 1, 1995 and ended December 29, 1995, the date upon which Thomasville was acquired by the Company.

(2) Excludes restructuring charges of $582, $1,000 and $404 for the years ended December 31, 1993, 1994 and 1995, respectively.

(3) EBITDA is defined as earnings from operations before restructuring charges and depreciation and amortization.

RESULTS OF OPERATIONS

  The following is a discussion of the summary historical financial information and other data for Thomasville.

Comparison of Year Ended December 31, 1995 with Year Ended December 31, 1994

  Net sales of $550.2 million for the year ended December 31, 1995 increased $23.6 million, or 4.5%, from $526.6 million for the year ended December 31, 1994. This increase was achieved despite difficult conditions for the industry as a whole and was primarily attributable to strong consumer acceptance of Thomasville's new product offerings.

  Earnings from operations of $38.5 million for the year ended December 31, 1995 decreased $338,000, or 0.9%, from $38.9 million for the year ended December 31, 1994. Earnings from operations as a percentage of net sales declined to 7.0% in 1995 from 7.4% in 1994. This decrease was primarily attributable to an increase in bad debt expense of $2.1 million related to a financially distressed dealer and approximately $500,000 of start-up expenses related to a new upholstering manufacturing facility. Excluding the non-recurring increase in bad debt expense and start-up expenses, earnings from operations would have increased by $2.3 million compared to 1994 and earnings from operations as a percentage of net sales would have increased to 7.5%.

Comparison of Year Ended December 31, 1994 with Year Ended December 31, 1993

  Net sales of $526.6 million for the year ended December 31, 1994 increased $77.0 million, or 17.1%, from $449.6 million for the year ended December 31, 1993. This increase compared favorably to a 10.8% increase for overall industry shipments, which reflected an improving U.S. economy and favorable industry conditions. Thomasville stores and galleries achieved significantly higher sales and production through successful new wood furniture introductions, improvement in the upholstery business and new marketing programs that were well received by customers.

  Earnings from operations of $38.9 million for the year ended December 31, 1994 increased $18.2 million, or 88.3%, from $20.6 million for the year ended December 31, 1993. Earnings from operations as a percentage of net sales increased to 7.4% in 1994 from 4.6% in 1993. The increase was primarily attributable to higher utilization of Thomasville's manufacturing facilities as well as continuing efforts in cost reduction programs.

                                USE OF PROCEEDS

  The net proceeds from the sale of the shares of Common Stock offered hereby are estimated to be $75.4 million, assuming an offering price of $9.125 per share ($86.2 million if the over-allotment option is exercised in full), after deducting estimated offering expenses and underwriting discounts and commissions. The net proceeds will be used to repay a portion of the indebtedness incurred on December 29, 1995 under the Company's Secured Credit Agreement. The indebtedness to be repaid bears interest at a variable rate equal to the London Interbank Offered Rate plus 3 1/8% and matures in approximately eight years.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "ISS." The following table sets forth for the periods indicated the high and low closing prices of the Common Stock, as reported on the New York Stock Exchange Composite Tape.

                                                                    HIGH   LOW
                                                                    ----- ------
    1994:
      Fourth Quarter (November 21 through December 31).............  $8   $6 1/8
    1995:
      First Quarter................................................ 7 1/8  6 1/8
      Second Quarter............................................... 6 7/8  5 3/4
      Third Quarter................................................ 8 1/8  5 3/4
      Fourth Quarter............................................... 9 1/8  7
    1996:
      First Quarter (January 1 through January 31)................. 9 3/8  8 5/8

  The price range of the Common Stock prior to November 21, 1994 has not been included because on November 17, 1994 the Company distributed to its stockholders all the stock of its former footwear subsidiaries, Converse Inc. and The Florsheim Shoe Company. November 21, 1994 was the first day of trading reflecting such distribution and prices prior to November 21, 1994 are not comparable.

  On January 31, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $9.125 per share. As of December 31, 1995 there were approximately 3,000 holders of record of the Company's Common Stock.

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as upon other factors that the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company and its consolidated subsidiaries as of December 31, 1995 on an actual basis and as adjusted to give effect to the consummation of this Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and its subsidiaries included elsewhere in this Prospectus and incorporated by reference herein.

                                                      DECEMBER 31, 1995
                                                  -------------------------
                                                    ACTUAL   AS ADJUSTED(1)
                                                  ---------- --------------
                                                     (DOLLARS IN THOUSANDS)
Cash and cash equivalents........................ $   26,412   $   26,412
                                                  ==========   ==========
Current maturities of long-term debt............. $   18,639   $   18,639
                                                  ==========   ==========
Secured Credit Agreement(2)...................... $  504,000   $  428,648
Receivables Securitization Facility(2)...........    185,000      185,000
Other............................................     16,040       16,040
                                                  ----------   ----------
    Long-term debt, less current maturities......    705,040      629,688
Shareholders' equity:
  Preferred stock, 10,000,000 shares authorized,
   no par value,
   none issued and outstanding...................        --           --
  Common stock, 100,000,000 shares authorized,
   $1.00 stated
   value (no par value), 50,120,079 shares issued
   and outstanding
   (58,870,079 shares issued and outstanding, as
   adjusted).....................................     50,120       58,870
  Paid-in capital................................    218,156      284,758
  Retained earnings..............................     32,880       32,008
                                                  ----------   ----------
    Total shareholders' equity...................    301,156      375,636
                                                  ----------   ----------
Total capitalization............................. $1,006,196   $1,005,324
                                                  ==========   ==========

--------

(1) Information is adjusted to give effect to the consummation of this Offering (assuming an offering price of $9.125 per share) and the application of the estimated net proceeds therefrom.

(2) As of December 31, 1995, the Company had approximately $81 million of availability under the Secured Credit Agreement and approximately $25 million available under the Receivables Securitization Facility.

                      INDEPENDENT ACCOUNTANTS' REPORT

  We have examined the pro forma adjustments reflecting the transactions described in the notes to the pro forma condensed consolidated financial statements (the "Notes") and the application of those adjustments to the historical amounts in the accompanying pro forma condensed consolidated balance sheet of INTERCO INCORPORATED (the "Company") as of December 31, 1995, and the pro forma condensed consolidated statement of operations for the year ended December 31, 1995. The historical consolidated financial statements of the Company are derived from the historical consolidated financial statements of the Company, which were audited by us appearing elsewhere herein. The historical statement of operations of Thomasville Furniture Industries, Inc. ("Thomasville") is derived from the historical consolidated statement of operations of Thomasville which was audited by us and incorporated by reference herein. Such pro forma adjustments are based upon management's assumptions described in the Notes. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

  The objective of this pro forma condensed financial information is to show what the significant effects on the historical information might have been had these transactions occurred at an earlier date. However, the pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

  In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the Notes, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns reflect the proper applications of those adjustments to the historical consolidated financial statement amounts in the pro forma condensed consolidated balance sheet as of December 31, 1995, and the pro forma condensed consolidated statement of operations for the year ended December 31, 1995.

                                          KPMG Peat Marwick LLP

St. Louis, Missouri January 31, 1996

          PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  The following pro forma condensed consolidated statement of operations reflects the acquisition of Thomasville, which was consummated on December 29, 1995, the incurrence of indebtedness by the Company in connection therewith and in connection with the refinancing of a portion of the Company's then-existing indebtedness, and the completion of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom, as of the beginning of the period presented for pro forma condensed consolidated statement of operations data purposes. The pro forma condensed consolidated balance sheet reflects the completion of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom pursuant to the use of proceeds set forth herein, as of December 31, 1995.

   The pro forma condensed consolidated financial information should be read in connection with the historical financial statements of the Company and Thomasville presented elsewhere in this Prospectus or incorporated herein by reference.

  Management believes that the assumptions used provide a reasonable basis on which to present the pro forma condensed consolidated financial statements. The pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been if the foregoing transactions had actually been consummated as of such dates. In addition, the pro forma condensed consolidated statement of operations does not give effect to profit improvement opportunities, if any, which may be realized by the Company as a result of the acquisition of Thomasville.

  The pro forma condensed consolidated financial statements have been prepared on the basis of assumptions described in the notes thereto and include assumptions relating to the allocation of the consideration paid for the Thomasville acquisition to its respective assets and liabilities based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the pro forma condensed consolidated financial statements after valuations and other studies to be performed pursuant to post-closing adjustments related to the acquisition have been completed.

  The net proceeds to the Company from this Offering are estimated to be $75.4 million (assuming the underwriters' over-allotment option is not exercised), after deducting estimated underwriting discounts and commissions and estimated expenses payable by the Company.

              PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                              DECEMBER 31, 1995
                                ------------------------------------------------
                                HISTORICAL     EQUITY OFFERING
                                ----------- ------------------------
                                             PRO FORMA
                                THE COMPANY ADJUSTMENTS   PRO FORMA
                                ----------- -----------   ----------
                                            (DOLLARS IN THOUSANDS)
ASSETS
 Current assets:
 Cash and cash equivalents....  $   26,412    $   --      $   26,412
 Receivables, net.............     276,116        --         276,116
 Inventories..................     269,677        --         269,677
 Prepaid expenses and other
  current assets..............      17,888        --          17,888
                                ----------    -------     ----------
  Total current assets........     590,093        --         590,093
 Net property, plant and
  equipment...................     306,406        --         306,406
 Reorganization value in
  excess of amounts allocable
  to identifiable assets,
  net.........................     121,111        --         121,111
 Trademarks and trade names,
  net.........................     143,432        --         143,432
 Excess of cost over net
  assets acquired.............     105,764        --         105,764
 Other assets.................      24,933     (1,412)(a)     23,521
                                ----------    -------     ----------
                                $1,291,739    $(1,412)    $1,290,327
                                ==========    =======     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
 Current maturities of long-
  term debt...................  $   18,639    $   --         $18,639
 Accrued interest expense.....       1,304        --           1,304
 Accounts payable and other
  accrued expenses............     115,114       (540)(a)    114,574
                                ----------    -------     ----------
  Total current liabilities...     135,057       (540)       134,517
 Long-term debt, less current
  maturities..................     705,040    (75,352)(b)    629,688
 Other long-term liabilities..     150,486        --         150,486
 Shareholders' equity:
 Common stock.................      50,120      8,750 (b)     58,870
 Paid-in capital..............     218,156     66,602 (b)    284,758
 Retained earnings............      32,880       (872)(a)     32,008
                                ----------    -------     ----------
  Total shareholders' equity..     301,156     74,480        375,636
                                ----------    -------     ----------
                                $1,291,739    $(1,412)    $1,290,327
                                ==========    =======     ==========

--------

(a) Adjusted to reflect the write-off of deferred debt costs related to the Secured Credit Agreement, for the application of the estimated net proceeds of this Offering to repay a portion of the indebtedness outstanding under the Secured Credit Agreement, net of income tax benefits of $540.

(b) Adjusted to reflect the application of the estimated net proceeds of the Offering (assuming the sale of 8,750,000 shares of Common Stock at a price to public of $9.125, less underwriting discounts and commissions and estimated expenses payable by the Company) to repay a portion of the indebtedness outstanding under the Secured Credit Agreement.

         PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                               YEAR ENDED DECEMBER 31, 1995
                          -----------------------------------------------------------------------------------
                                HISTORICAL          THOMASVILLE ACQUISITION             EQUITY OFFERING
                          ------------------------- -----------------------------    ------------------------
                             THE                     PRO FORMA                        PRO FORMA
                           COMPANY      THOMASVILLE ADJUSTMENTS       PRO FORMA      ADJUSTMENTS   PRO FORMA
                          ----------    ----------- ------------     ------------    -----------   ----------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $1,073,889     $550,227       $   --       $  1,624,116      $   --      $1,624,116
Costs and expenses:
 Cost of operations.....     760,393      428,497         1,252 (a)     1,190,142          --       1,190,142
 Selling, general and
  administrative
  expenses..............     198,321       70,661         3,600 (b)
                                                         (1,159)(c)       271,423          --         271,423
 Restructuring charges..         --           404          (404)(d)           --           --             --
 Depreciation and
  amortization..........      36,104(l)    12,557          (257)(e)
                                                          2,644 (f)
                                                          1,005 (g)        52,053(l)       --          52,053(l)
                          ----------     --------    ----------      ------------      -------     ----------
Earnings from
 operations.............      79,071       38,108        (6,681)          110,498          --         110,498
Interest expense........      33,845       12,919        12,927 (h)        59,691       (7,135)(k)     52,556
Other income, net:
 Gain on insurance
  settlement............       7,882          --            --              7,882          --           7,882
 Other..................       3,930        2,049        (1,876)(i)         4,103          --           4,103
                          ----------     --------    ----------      ------------      -------     ----------
Earnings before income
 tax expense............      57,038       27,238       (21,484)           62,792        7,135         69,927
Income tax expense......      22,815       10,773        (8,218)(j)        25,370        2,729 (j)     28,099
                          ----------     --------    ----------      ------------      -------     ----------
Net earnings from
 continuing operations..  $   34,223     $ 16,465    $  (13,266)     $     37,422      $ 4,406     $   41,828
                          ==========     ========    ==========      ============      =======     ==========
Net earnings from
 continuing operations
 before gain on
 insurance settlement
 net of income tax
 expense................  $   29,463                                 $     32,662                  $   37,068
                          ==========                                 ============                  ==========
Net earnings per common
 share from continuing
 operations (fully
 diluted)...............  $     0.65(l)                              $       0.72(l)               $     0.68(l)
                          ==========                                 ============                  ==========
Net earnings per common
 share from continuing
 operations before gain
 on insurance
 settlement, net of
 income tax expense
 (fully diluted)........  $     0.56(l)                              $       0.62(l)               $     0.61(l)
                          ==========                                 ============                  ==========
Weighted average common
 and common equivalent
 shares outstanding (in
 thousands) (fully
 diluted)...............      52,317                                       52,317                      61,067

--------

(a) Adjusted to reflect cost of sales based upon first-in, first-out method of accounting for inventory from the last-in, last-out method used by Thomasville in 1995.

(b) Adjusted to reflect the estimated pension expense to the Company associated with the formation of the new Thomasville pension plan.

(c) Adjusted to reflect the reversal of expenses incurred by Thomasville for certain of its employee benefit plans, which were discontinued at the time of the acquisition by the Company.

(d) Adjusted to reflect the reversal of Thomasville's nonrecurring restructuring charge of $404 in 1995 prior to the acquisition by the Company.

(e) Adjusted to reverse the amortization of Thomasville's historical excess of cost over net assets acquired for the period prior to the acquisition of Thomasville by the Company.

(f) Adjusted to reflect the amortization of the excess of cost over net assets of Thomasville acquired by the Company.

(g) Adjusted to reflect increased depreciation expense to the Company resulting from recording property, plant and equipment of Thomasville at estimated fair value.

(h) Adjusted to reflect increased interest expense to the Company related to borrowings under the Secured Credit Agreement and Receivables
    Securitization Facility in connection with the acquisition of Thomasville.

(i) Adjusted to reflect reduction in interest income of the Company attributable to cash used by the Company to finance the Thomasville acquisition.

(j) Adjusted to record the income tax effect of all adjustments at a combined statutory rate of 38.25%.

(k) Adjusted to reflect reduced interest expense for the application of the estimated net proceeds of the Offering (assuming the sale of 8,750,000 shares of Common Stock at a price to public of $9.125, less underwriting discounts and commissions and estimated expenses payable by the Company) to repay a portion of the indebtedness outstanding under the Company's Secured Credit Agreement.

(l) Includes $15,922 related to the 1992 asset revaluation. This item resulted in a reduction of $12,470 in net earnings from continuing operations and a reduction of $0.24 per share (fully diluted) and $0.20 per share (fully diluted) in net earnings per common share and pro forma net earnings per common share, respectively. See Note 3 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

   SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected consolidated historical financial data of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere and incorporated by reference in this Prospectus. The selected consolidated historical financial data as of December 31, 1994 and 1995, and for the years ended December 31, 1993, 1994 and 1995 are derived from the Consolidated Financial Statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in the report included elsewhere and incorporated by reference in this Prospectus. The selected pro forma condensed consolidated financial data as of December 31, 1995 and for the year then ended are derived from the pro forma condensed consolidated financial information of the Company which have been examined by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in the report included elsewhere in this Prospectus.

  In 1992, the Company was required to adopt "fresh-start" reporting principles in accordance with AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," which resulted in the revaluation of all assets and liabilities to reflect the Company's estimated reorganization value.

                                              YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                      1993       1994       1995        1995
                                   HISTORICAL HISTORICAL HISTORICAL PRO FORMA(1)
                                   ---------- ---------- ---------- ------------
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales.......................   $980,532  $1,072,696 $1,073,889  $1,624,116
 Costs and expenses:
 Cost of operations..............    685,749     752,528    760,393   1,190,142
 Selling, general and
  administrative expenses........    186,205     199,333    198,321     271,423
 Depreciation and amortization
  (includes $16,463, $16,900 and
  $15,922 related to fair value
  adjustments for 1993, 1994 and
  1995, respectively)............     34,455      35,776     36,104      52,053
                                    --------  ---------- ----------  ----------
 Earnings from operations........     74,123      85,059     79,071     110,498
 Interest expense................     38,621      37,886     33,845      52,556
 Other income, net:
 Gain on insurance
  settlement(2)..................        --          --       7,882       7,882
 Other...........................      1,764       1,668      3,930       4,103
                                    --------  ---------- ----------  ----------
 Earnings before income tax
  expense, discontinued
  operations and extraordinary
  item ..........................     37,266      48,841     57,038      69,927
 Income tax expense..............     15,924      20,908     22,815      28,099
                                    --------  ---------- ----------  ----------
 Net earnings from continuing
  operations.....................   $ 21,342  $   27,933 $   34,223  $   41,828
                                    ========  ========== ==========  ==========
 Net earnings from continuing op-
  erations before gain on insur-
  ance settlement, net of income
  tax expense ...................   $ 21,342  $   27,933 $   29,463  $   37,068
                                    ========  ========== ==========  ==========
 Per share of common stock--fully
  diluted:
 Net earnings from continuing
  operations.....................   $   0.41  $     0.54 $     0.65  $      .68
                                    ========  ========== ==========  ==========
 Net earnings from continuing op-
  erations before gain on insur-
  ance settlement, net of income
  tax expense....................   $   0.41  $     0.54 $     0.56  $      .61
                                    ========  ========== ==========  ==========
 Weighted average common and
  common equivalent shares
  outstanding--fully diluted (in
  thousands).....................     51,397      51,506     52,317      61,067
OTHER DATA:
 Gross profit(3).................   $275,323  $  298,712 $  291,237  $  399,308
                                    ========  ========== ==========  ==========
 Earnings from operations........   $ 74,123  $   85,059 $   79,071  $  110,498
 Depreciation and amortization:
 1992 Asset Revaluation (fresh-
  start).........................     16,463      16,900     15,922      15,922
 Excess of cost over net assets
  acquired.......................        --          --         --        2,644
                                    --------  ---------- ----------  ----------
 Adjusted earnings from opera-
  tions..........................     90,586     101,959     94,993     129,064
 Depreciation and amortization
  (other than fresh-start and
  excess of cost over net assets
  acquired)......................     17,992      18,876     20,182      33,487
                                    --------  ---------- ----------  ----------
 EBITDA(4).......................   $108,578  $  120,835 $  115,175  $  162,551
                                    ========  ========== ==========  ==========

                                                      AT DECEMBER 31,
                                            ------------------------------------
                                               1994       1995         1995
                                            HISTORICAL HISTORICAL AS ADJUSTED(5)
                                            ---------- ---------- --------------
BALANCE SHEET DATA:
 Cash and cash equivalents.................  $ 32,145  $  26,412    $   26,412
 Working capital...........................   308,323    455,036       455,576
 Property, plant and equipment, net........   181,393    306,406       306,406
 Capital expenditures......................    21,108     35,616        50,824
 Total assets..............................   881,735  1,291,739     1,290,327
 Long-term debt, less current maturities...   409,679    705,040       629,688
 Shareholders' equity......................  $275,394  $ 301,156    $  375,636

         IMPACT OF 1992 ASSET REVALUATION (FRESH-START REPORTING)

  Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
                                     1993       1994       1995        1995
                                  HISTORICAL HISTORICAL HISTORICAL PRO FORMA(1)
                                  ---------- ---------- ---------- ------------
                                             (DOLLARS IN THOUSANDS,
                                             EXCEPT PER SHARE DATA)
   Depreciation and amortiza-
    tion--fresh-start...........   $(16,463)  $(16,900)  $(15,922)   $(15,922)
   After-tax impact on net earn-
    ings........................    (12,799)   (13,051)   (12,470)    (12,470)
   Impact on earnings per
    share--fully diluted........      (0.25)     (0.25)     (0.24)      (0.20)

--------

(1) Pro forma to reflect the acquisition of Thomasville and the consummation of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom, as if such transactions occurred on January 1, 1995.

(2) Gain on insurance settlement related to the November 1994 destruction of the Company's particleboard plant.

(3) The Company believes that gross profit provides useful information regarding a Company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales. Pro forma information reflects the adjustments set forth in footnote 1.

                                             YEAR ENDED DECEMBER 31,
                                    ------------------------------------------
                                       1993       1994       1995      1995
                                    HISTORICAL HISTORICAL HISTORICAL PRO FORMA
                                    ---------- ---------- ---------- ---------
                                              (DOLLARS IN MILLIONS)
   Net sales.......................   $980.5    $1,072.7   $1,073.9  $1,624.1
   Cost of operations..............    685.7       752.5      760.4   1,190.1
   Depreciation (associated with
    cost of goods sold)............     19.5        21.5       22.3      34.7
                                      ------    --------   --------  --------
   Gross profit....................   $275.3    $  298.7     $291.2  $  399.3
                                      ======    ========   ========  ========

(4) EBITDA is defined as earnings before interest expense, taxes, restructuring expenses and depreciation and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity.

(5) As adjusted to reflect the consummation of this Offering (at an assumed offering price of $9.125 per share) and the application of the estimated net proceeds therefrom, as if such transactions occurred on December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. In addition, management believes that the following four factors have had a significant effect on its recent financial statements.

  Acquisition of Thomasville. During the year ended December 31, 1995, the Company had two primary operating subsidiaries, Broyhill and Lane. On December 29, 1995, the Company acquired Thomasville. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, has been reflected in the Company's consolidated balance sheet. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The cash portion of the acquisition of Thomasville was financed through funds obtained under the Secured Credit Agreement and the Receivables Securitization Facility. The acquisition of Thomasville, on a pro forma basis and as adjusted for this Offering, is accretive to fully-diluted earnings per share for the year ended December 31, 1995. See "Pro Forma Condensed Consolidated Financial Information."

  Recent Industry Conditions. During 1995, residential furniture manufacturers' results were adversely affected by industry-wide price discounting and promotional activity in response to weaker consumer demand for durable goods. The Company believes that it minimized the impact of these industry conditions on its operations by introducing new products and continuing advertising support of its brand names. The American Furniture Manufacturer's Association expects industry conditions to improve in 1996, with industry shipments forecast to increase by 5.7%.

  1994 Spin-Off Transactions. In order to focus on its core furniture operations, the Company completed a spin-off of its footwear subsidiaries in 1994. On November 17, 1994, the Company simultaneously refinanced the majority of its outstanding indebtedness and distributed to its stockholders all the stock of its former footwear subsidiaries, Converse Inc. and The Florsheim Shoe Company. Upon completion of this restructuring, the Company retained no ownership interest in or management control of the footwear businesses. Accordingly, the financial results of the footwear businesses have been reflected as discontinued operations for all applicable periods.

  1992 Asset Revaluation (Fresh-Start Reporting). Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. The impact of such adjustments is that pro forma earnings per share is $0.20 less than it would have been without "fresh-start" reporting. See "Selected Consolidated Historical and Pro Forma Financial Information--Impact of 1992 Asset Revaluation (Fresh-Start Reporting)."

RESULTS OF OPERATIONS

  As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for fiscal 1993, 1994 and 1995. The results for these periods do not include any of the operations of Thomasville.

                              YEAR ENDED            YEAR ENDED        YEAR ENDED
                          DECEMBER 31, 1993      DECEMBER 31, 1994 DECEMBER 31, 1995
                          --------------------   ----------------- -----------------
                                     % OF NET             % OF NET          % OF NET
                          DOLLARS      SALES     DOLLARS   SALES   DOLLARS   SALES
                          ---------  ---------   -------- -------- -------- --------
                                          (DOLLARS IN MILLIONS)
Net sales...............  $   980.5      100.0%  $1,072.7  100.0%  $1,073.9  100.0%
Cost of operations......      685.7       69.9      752.5   70.2      760.4   70.8
Selling, general and ad-
 ministrative expenses..      186.2       19.0      199.3   18.6      198.3   18.5
Depreciation and amorti-
 zation.................       34.5        3.5       35.8    3.3       36.1    3.3
                          ---------   --------   --------  -----   --------  -----
Earnings from opera-
 tions..................       74.1        7.6       85.1    7.9       79.1    7.4
Interest expense........       38.6        3.9       37.9    3.5       33.9    3.2
Other income, net:
  Gain on insurance set-
 tlement................        --         --         --     --         7.9    0.7
  Other.................        1.8        0.1        1.6    0.1        3.9    0.4
                          ---------   --------   --------  -----   --------  -----
Earnings before income
 tax expense, discontin-
 ued operations and ex-
 traordinary item.......       37.3        3.8       48.8    4.5       57.0    5.3
Income tax expense......       15.9        1.6       20.9    1.9       22.8    2.1
                          ---------   --------   --------  -----   --------  -----
Net earnings from
 continuing operations..  $    21.4        2.2%  $   27.9    2.6%  $   34.2    3.2%
                          =========   ========   ========  =====   ========  =====
Gross profit (1)........     $275.3       28.1%  $  298.7   27.8%  $  291.2   27.1%
EBITDA (2)..............      108.6       11.1      120.9   11.3      115.2   10.7

--------

(1) The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1993    1994     1995
                                                      ------ -------- --------
                                                       (DOLLARS IN MILLIONS)
   Net sales......................................... $980.5 $1,072.7 $1,073.9
   Cost of operations................................  685.7    752.5    760.4
   Depreciation (associated with cost of goods
    sold)............................................   19.5     21.5     22.3
                                                      ------ -------- --------
   Gross profit...................................... $275.3 $  298.7 $  291.2
                                                      ====== ======== ========

(2) EBITDA is defined as earnings before interest expense, taxes, restructuring expenses and depreciation and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales for 1995 were $1.07 billion, approximately unchanged from 1994. The Company was able to maintain comparable net sales despite soft industry conditions and weaker consumer demand for durable goods through new product introductions at both Broyhill and Lane and continued advertising support of its brand names.

  Cost of operations for 1995 was $760.4 million, compared to $752.5 million for 1994, an increase of 1.0%. The increase in cost of operations as a percentage of net sales from 70.2% in 1994 to 70.8% in 1995, was primarily the result of unfavorable overhead absorption rates reflecting the Company's effort to maintain manufacturing utilization rates at levels necessary to balance inventory with incoming orders.

  Selling, general and administrative expenses decreased to $198.3 million in 1995 from $199.3 million in 1994, a reduction of 0.5%. In 1995, such expenses included a $2.7 million non-cash expense related to stock options. As a percentage of net sales, selling, general and administrative expenses were 18.5% in 1995 compared to 18.6% in 1994, reflecting the Company's successful implementation of its ongoing cost reduction programs.

  Depreciation and amortization for 1995 was $36.1 million, compared to $35.8 million in 1994, an increase of 0.9%. The amount of depreciation and amortization attributable to the "fresh-start" reporting was $15.9 million and $16.9 million, in 1995 and 1994, respectively.


  Interest expense for 1995 totaled $33.9 million and reflects twelve months of interest expense on the Company's debt structure, which was substantially refinanced as of December 29, 1995. Interest expense for 1995 was not comparable to interest expense for 1994 as a result of the previous refinancing of substantially all of the Company's debt in November 1994.

  Other income, net for 1995 totaled $11.8 million, compared to $1.6 million in 1994. For 1995, other income, consisted of a gain on insurance settlement of $7.9 million pertaining to the November 1994 destruction of a particleboard plant, interest income on short-term investments of $2.4 million and other miscellaneous income and (expense) items totaling $1.5 million.

  For 1995, the Company provided for income taxes totaling $22.8 million on earnings before income tax expense, discontinued operations and extraordinary item, producing an effective tax rate of 40.0%, compared to an effective tax rate for 1994 of 42.8%. The effective tax rates for such years were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes. The effective income tax rate for 1995 was favorably impacted by special state income tax incentives granted in connection with the issuance of certain industrial revenue bonds on behalf of one of the Company's subsidiaries.

  Net earnings per common share for continuing operations on a fully diluted basis were $0.65 and $0.54 for 1995 and 1994, respectively. Net earnings per common share for continuing operations before gain on insurance settlement net of income tax expense on a fully diluted basis was $0.56 and $0.54 for 1995 and 1994, respectively.

  Weighted average shares used in the calculation of primary and fully diluted net earnings per common share for 1995 were 50,639,000 and 52,317,000, respectively.

  Gross profit for 1995 was $291.2 million, compared to $298.7 million for 1994, a decrease of 2.5%. Gross profit as a percentage of net sales declined from 27.8% in 1994 to 27.1% in 1995, primarily as a result of lower factory utilization rates at certain of the Company's manufacturing facilities reflecting the Company's effort to balance inventories with incoming orders.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Net sales for 1994 were $1.07 billion, representing an increase of 9.4% over net sales of $980.5 million in 1993. The net sales increase for 1994 reflected an improving U.S. economy and favorable industry conditions as well as new product offerings and marketing programs that were well received by customers.

  Cost of operations for 1994 was $752.5 million, compared to $685.7 million for 1993, an increase of 9.7%. The increase in cost of operations as a percentage of net sales from 69.9% in 1993 to 70.2% in 1994, was primarily the result of start-up costs at a new motion upholstery manufacturing facility, the testing of a new state-of-the-art finishing facility and the impact of an explosion and fire that destroyed a particleboard plant in November 1994, partially offset by favorable factory utilization rates.

  Depreciation and amortization for 1994 was $35.8 million, compared to $34.5 million in 1993, an increase of 3.8%. The amount of depreciation and amortization attributed to the "fresh-start" reporting was $16.9 million and $16.5 million, in 1994 and 1993, respectively.

  Selling, general and administrative expenses for 1994 was $199.3 million, representing an increase of 7.0% over selling, general and administrative expenses for 1993 of $186.2 million. Selling, general and administrative expenses as a percentage of net sales, decreased to 18.6% from 19.0%. The reduction in selling, general and administrative expenses as a percentage of net sales was attributable to the Company's emphasis on control and reduction of operating expenses, as well as a nonrecurring $2.6 million charge included in 1993 related to the Company's 1992 reorganization.

  Interest expense for 1994 totaled $37.9 million compared to $38.6 million in 1993. The reduction in interest expense was primarily due to refinancing the Company's long-term debt in conjunction with the November 17, 1994 spin-off distribution to shareholders of the Company's footwear segment.

  Other income, net for 1994 and 1993 totaled $1.6 million and $1.8 million, respectively.

  The Company's effective tax rate for 1994 and 1993 was 42.8% and 42.7%, respectively. The effective tax rates for such years were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes.

  Net earnings per common share from continuing operations on a fully diluted basis were $0.54 and $0.41 for 1994 and 1993, respectively.

  Gross profit for 1994 was $298.7 million, representing an increase of 8.5% over gross profit for 1993 of $275.3 million. The increase resulted from an increase in net sales, partially offset by a reduction in gross profit margin. The reduction in gross profit margin, to 27.8% in 1994 from 28.1% for 1993, was primarily a result of start-up costs at a new motion upholstery manufacturing facility, the testing of a state-of-the-art finishing facility and the impact of an explosion and fire that destroyed a particleboard plant in November 1994, partially offset by favorable factory utilization rates.

FINANCIAL CONDITION AND LIQUIDITY

  Cash and cash equivalents at December 31, 1995 totaled $26.4 million, compared to $32.1 million at December 31, 1994. For 1995, net cash provided by operating activities totaled $92.0 million. Net cash used by investing activities totaled $370.5 million, including $335.4 million related to the acquisition of Thomasville and $35.6 million of capital expenditures incurred to add, upgrade or replace property, plant and equipment. Net cash provided by financing activities during 1995 totaled $272.8 million.

  Working capital was $455.0 million at December 31, 1995, compared to $308.3 million at December 31, 1994. The current ratio was 4.4 to 1 at December 31, 1995, compared to 4.2 to 1 at December 31, 1994. The increase in working capital between years is primarily the result of the acquisition of Thomasville.

  At December 31, 1995, long-term debt, including current maturities, totaled $723.7 million, compared to $426.3 million at December 31, 1994. The increase in long-term debt resulted from entering into the Secured Credit Agreement and the Receivables Securitization Facility in conjunction with the December 29, 1995 Thomasville acquisition. The interest rate on the Company's long-term debt is based on selected credit ratios and, as of the date hereof, is estimated at 7.6% on a weighted average basis. The Company intends to use the net proceeds of this Offering to repay a portion of its long-term debt. See "Use of Proceeds." As a result of the repayment of such debt, the interest rate of the Company's long-term debt will be reduced to 7.4% on a weighted average basis. The Company's debt-to-capitalization ratio was 70.6% at December 31, 1995, compared to 60.8% at December 31, 1994. The Company's debt-to-capitalization ratio at December 31, 1995, assuming that the consummation of this Offering and the application of the estimated net proceeds therefrom had occurred on such date, would have been 63.3%.

  To meet short-term working capital and other financial requirements, the Company maintains a $180 million revolving credit facility as part of its Secured Credit Agreement with a group of financial institutions. The revolving credit facility allows for both issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $60.0 million. Cash borrowings are limited only by the facility's maximum availability less letters of credit outstanding. See Note 8 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus for additional information. At December 31, 1995, there was $71.0 million of cash borrowings outstanding under the revolving credit facility and $28.3 million in letters of credit outstanding, leaving an excess of $80.7 million available under the revolving credit facility.

  In addition to the revolving credit facility, the Company also had $20.5 million of excess availability under its Receivables Securitization Facility as of December 31, 1995.

  The Company believes its revolving credit facility, together with cash generated from operations, will be adequate to meet liquidity requirements for the foreseeable future.

  The Company maintains a significant capital expenditure program focusing on increasing manufacturing efficiency and expanding capacity as required. The Company's total capital expenditures were $35.6 million, $21.1 million and $30.2 million for the years ended December 31, 1995, 1994 and 1993, respectively. These figures do not include the capital expenditures of Thomasville ($15.2 million, $14.1 million and $10.8 million for the years ended December 31, 1995, 1994 and 1993, respectively). Significant new projects during the past three years included a new upholstery manufacturing facility at Action Industries to meet the increased demand for the Company's recliners, motion furniture and sleep sofas and a state-of-the-art flat line finishing system at Lane. The capital expenditures for 1995 include $18.2 million to construct a new state-of-the-art particleboard manufacturing facility at Broyhill, which was funded by proceeds from an insurance settlement, to replace the Company's facility that was destroyed by fire in November 1994. The Company believes that as a result of the availability of excess capacity in the Lane and Thomasville manufacturing facilities, the Company will be able to pursue its growth strategy over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

ACCOUNTING STANDARDS NOT YET IMPLEMENTED

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost under the provisions of Accounting Principles Board Opinion No. 25 ("Opinion No. 25"). However, if the provisions of Opinion No. 25 are continued, pro forma disclosures of net income and earnings per share must be presented in the financial statements as if the fair value method had been applied. The Company intends to continue to recognize compensation costs under the provisions of Opinion No. 25, and upon adoption of SFAS No. 123 as of January 1, 1996, will disclose the effects of SFAS No. 123 on net earnings and earnings per share for 1995 and 1996.

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets, certain identifiable intangibles and goodwill to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for the Company in 1996. The Company believes the adoption of this accounting standard will not have a material impact on its operating results or financial condition.

                                    BUSINESS

GENERAL

  The Company, which is to be renamed Furniture Brands International, Inc., is the largest manufacturer of residential furniture in the United States. The Company markets its products under three of the best known brand names in the industry--Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced RTA furniture. The Company distributes its products through a diverse network of independently-owned retail locations, which includes the largest system of dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 (see "Thomasville Acquisition") significantly enhances the Company's competitive strengths and positions the Company to increase its market share, sales and earnings.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

    BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest manufacturer of residential furniture under one brand name and has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including more than 330 dedicated Broyhill Showcase Galleries and more than 410 dedicated Broyhill Furniture Centers.

    LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. Lane is the largest manufacturer of motion furniture, the largest manufacturer of cedar chests and the second largest manufacturer of recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including more than 200 dedicated furniture galleries.

    THOMASVILLE. Thomasville is the largest residential furniture manufacturer under one brand name in the "premium" price category and manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through more than 680 independently-owned retail locations, including more than 410 dedicated Thomasville Galleries and approximately 80 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. Thomasville also produces a separate line of lower priced RTA and promotional furniture.

COMPETITIVE STRENGTHS

  In addition to its substantial size relative to its competitors, the Company believes that its focus on the following elements has contributed to its leading position in the residential furniture industry:

    BRAND NAME STRENGTH. According to a recent consumer survey conducted by America's Research Group and commissioned by the Company, Broyhill, Lane and Thomasville are three of the six best known brand names in the retail furniture industry. According to this survey, Broyhill was rated the number one brand in the industry in terms of consumer awareness, and Thomasville was rated the "highest quality" brand and the leading brand in the "best" price category.

    BROAD RANGE OF PRODUCT OFFERINGS. The Company offers consumers a wide range of products from the "premium" to "RTA" price categories across virtually all residential furniture segments including:

  bedroom, dining room, living room, motion/recliner, stationary upholstery, occasional table and rattan/wicker. The recent acquisition of Thomasville strengthens the Company's position across the "premium" and "best" price categories of the market.

    DEDICATED DISTRIBUTION CHANNELS. The Company distributes its products through a diverse network of independently-owned retail locations which includes more than 940 galleries dedicated to Broyhill, Lane and Thomasville, more than 410 Broyhill Furniture Centers, and approximately 80 free-standing Thomasville Home Furnishings stores. The gallery concept displays products in complete room ensembles, which include furnishings, wall decor, window treatments, floor coverings, accents and accessories. According to Furniture Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Broyhill Furniture Centers are participants in a gallery program developed for smaller dealers, which enables retailers to commit less area to Broyhill products than a gallery. The Thomasville Home Furnishings stores are dedicated solely to the display, promotion and sale of Thomasville products. See "Distribution."

    INNOVATIVE, HIGH QUALITY PRODUCTS. The Company focuses on designing innovative and stylish furniture, by regularly introducing new and updated collections and designs. For example, management believes that the Broyhill Fontana collection has been the best selling furniture collection, and the Thomasville Collector's Cherry collection has been the best selling dining room collection in the industry for the last three years. In addition, Lane has teamed up with innovative, widely recognized designers such as Mark Hampton and Dakota Jackson to design and market furniture collections. Each of these companies strives to differentiate its products with design elements that include special detailing, innovative finishes and unique hardware. Lane's Action Industries subsidiary has developed new technologies that have enhanced its position in the growing motion furniture segment, such as an innovative deck mechanism for sleeper sofas.

    MANUFACTURING EXPERTISE. The Company is a leader in automated furniture manufacturing. Modern state-of-the-art technology and economies of scale have made the Company a very efficient producer. The Company consistently modernizes its manufacturing facilities through capital investment. For example, Lane recently completed a state-of-the-art flat line finishing plant for more efficient production of high sheen and enhanced grain finishes and has invested in additional advanced-technology manufacturing equipment to increase productivity. In addition, Broyhill recently completed construction of a state-of-the-art particleboard manufacturing facility.

    EXPERIENCED MANAGEMENT TEAMS. The Company believes that an experienced, dedicated management team is a critical factor in achieving success. The management teams for each of the operating subsidiaries of the Company have extensive experience in the furniture industry. The Chief Executive Officers of Broyhill, Lane and Thomasville each have an average of more than 28 years of experience with their respective companies.

  The Company believes that these competitive strengths position the Company to increase its market share in the highly-fragmented residential furniture industry. The Company's breadth of products, strength of brands, innovative consumer advertising and national scope of distribution give it the ability to service effectively national retailers such as J.C. Penney and Sears and large regional retailers such as Haverty's and Heilig-Meyers. These large retailers are commanding an increasing presence in the consolidating furniture retailing industry. Furthermore, the increased number of galleries dedicated to particular manufacturers in retail furniture stores highlights the increasing importance of manufacturer/retailer alliances. The market position of the Company's products allows it to develop and maintain close relationships with dealers and to achieve the most favorable positioning of its galleries at retail locations.

GROWTH STRATEGY

  The Company's strategy for growth in both sales and profits include the following elements:

    ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry--Broyhill, Lane and Thomasville. The Company intends to continue to strengthen its brand names through ongoing investment in innovative consumer advertising through leading shelter magazines, such as House Beautiful, Better Homes and Gardens and Architectural Digest, as well as through cooperative advertising programs with retailers and national and regional television advertising.

    MAXIMIZING OPERATING MARGINS. The Company's Gross Profit Management Program consists of twelve specific "building blocks" that management uses in its strategic and operational planning to maximize gross profit margins and thereby provide the Company with additional funds for purposes such as increased advertising and product development. These "building blocks" include (a) introducing new high quality products with above average profit margins, (b) marketing products to new customers, (c) developing new markets, (d) implementing a well-defined pricing strategy to maximize the effectiveness of price increases and decreases, (e) focusing on cost control and cost reduction programs that target a minimum savings of 3% of cost of goods sold each year, (f) reviewing product and purchasing strategies, and (g) implementing other management and personnel strategies. Management believes that this program has contributed to the Company achieving among the highest EBITDA margins of publicly-owned residential furniture manufacturing companies in recent years. Management believes opportunities exist to increase the EBITDA margins of its operating companies through continued implementation of the Gross Profit Management Program, including the initiation of the program at Thomasville.

    EXPANDING DEDICATED DISTRIBUTION CHANNELS. Dedicated distribution outlets, such as galleries, tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company has generated increased sales volume by distributing its products through independently-owned dedicated retail outlets. In addition, the Company believes that it strengthens its manufacturer/retailer alliances through gallery relationships. The Company intends to continue to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Furthermore, the Company intends to expand the network of free-standing Thomasville Home Furnishings stores.

    PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company has developed a program designed to increase sales to the contract market, which includes hotels, motels and health care facilities. The Company is also actively pursuing the international export market, particularly Canada, Europe, Japan and the Middle East, where the Company believes there are significant opportunities for growth.

    EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has also introduced a sleeper sofa incorporating a unique sleep deck designed to be more comfortable, both as a sofa and a bed, than competitive product offerings. Furthermore, the Company is currently designing innovative new products for the growing home office and home entertainment center markets.

    CAPITALIZING ON DEMOGRAPHIC TRENDS. Management believes that demographic trends will continue to drive long-term growth in the furniture industry. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. It is currently estimated that the 35-64 year age group will increase by approximately 11 million persons by the year 2000. According to Furniture Today, such age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furniture per home. The Company believes that it is well positioned to capitalize on these demographic trends as a result of its broad range of product offerings and widely-recognized brand names.

    INCREASING OPERATING EFFICIENCIES. The Company believes that it has opportunities to increase operating efficiencies through improved coordination among its operating companies. These opportunities include (i) cost savings generated through volume purchasing, (ii) reductions in future capital expenditures through better utilization of existing capacity and
  (iii) complementary sales and marketing activities.

THE FURNITURE INDUSTRY

  The domestic residential furniture industry had approximately $19 billion in sales during 1994 according to the American Furniture Manufacturers Association (the "AFMA"). The industry is comprised of an estimated 600 manufacturers, of which the top 10 accounted for approximately 37% of industry sales, representing an increase from 26% in 1986. The residential furniture market consists of three principal product categories: wood, upholstery and metal. Of these categories, wood is the largest, representing approximately half of total industry sales, while upholstery represents approximately one-third of total industry sales and metal and other products account for the balance.

  The access to diverse distribution channels has become increasingly important over the past decade. Home centers, mass merchants, national chains and specialty stores have emerged as increasingly important distribution channels for residential furniture manufacturers. Management believes that these retailers require suppliers that offer broad product lines combined with substantial marketing and advertising resources. In addition, access to the consumer has become more important to residential furniture manufacturers. As a result, the "gallery" concept and other dedicated distribution outlets have become an important development in the industry. Galleries are large display areas within independently-owned retail furniture locations which are committed to the products of a single manufacturer. A gallery generally takes up a significant portion of a retailer's floor space. For example, the average retail store has approximately 30,000 square feet with 7,500 square feet dedicated to a gallery which has complete room settings and fully accessorized displays that help customers visualize their room. In return for featuring a manufacturer's merchandise, the retailer receives layout designs, cooperative promotions and other assistance from the manufacturer.

  The residential furniture industry is cyclical, fluctuating with the general economy. Periods of decline, however, have been brief, with annual industry shipments declining in only four of the past twenty-four years. The Company believes furniture sales are influenced by a number of macroeconomic factors including existing home sales, housing starts, consumer confidence, interest rates and demographic trends. Management believes favorable fundamental home building and demographic trends will continue to drive long-term growth in the furniture industry with AFMA expecting shipments to increase 5.7% in 1996.

PRODUCTS

  The Company manufactures and distributes (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) occasional furniture, consisting of wood tables and accent items and freestanding home entertainment centers and (iii) upholstered products, consisting of sofas, loveseats, sectionals, chairs and (iv) recliners, motion furniture and sleep sofas. The Company's product strategy, which is enhanced by the acquisition of Thomasville, is to be the quality and style leader across a broad spectrum of price categories in the residential furniture industry from "premium" to "RTA" home furnishings. The Company believes that its products are well-positioned in terms of selection, quality and value within each of the major style categories in home furnishings including American Traditional/Country, 18th Century, European Traditional, Casual Contemporary and Oriental. The Company's brand name positioning by price and product category are shown below.

                                                       STATIONARY        MOTION/
  PRICING CATEGORY     CASE GOODS      OCCASIONAL      UPHOLSTERY       RECLINER
----------------------------------------------------------------------------------
  PREMIUM              Thomasville     Thomasville     Thomasville
                       Lane                            Lane
----------------------------------------------------------------------------------
  BEST                 Thomasville     Thomasville     Thomasville     Thomasville
                       Lane            Lane            Lane            Lane
----------------------------------------------------------------------------------
  BETTER               Lane            Lane            Lane            Lane
                       Broyhill        Broyhill        Broyhill        Broyhill
----------------------------------------------------------------------------------
  GOOD                 Broyhill        Broyhill        Broyhill
----------------------------------------------------------------------------------
  PROMOTIONAL(1)       Armstrong
----------------------------------------------------------------------------------
  RTA(1)               Armstrong

--------
(1) Promotional and RTA furniture is currently sold by Thomasville under the Armstrong name. See "Thomasville Furniture Industries" below.

 BROYHILL FURNITURE INDUSTRIES

  Broyhill produces collections of medium price bedroom, dining room, upholstered and occasional furniture aimed at middle-income consumers. Broyhill's wood furniture offerings consist primarily of bedroom, dining room and living room furniture, occasional tables, accent items and free standing home entertainment centers. Upholstered products include sofas, sleep sofas, loveseats, sectionals and chairs, all offered in a variety of fabrics and leathers. Broyhill's residential furniture divisions produce a wide range of furnishings in colonial, country, traditional and contemporary styles.

  The widely recognized Broyhill trademarks include Broyhill, Broyhill Premier and Highland House. The flagship Broyhill product line concentrates on bedroom, dining room, upholstered and occasional furniture designed for the "good" and "better" price categories. The Broyhill Premier product line enjoys an excellent reputation for classically styled, complete furniture collections in the "better" price category. Highland House also manufactures upholstered products in the "better" price category. In addition, management believes that the Broyhill Fontana collection has been the best selling furniture collection for the past three years.

 THE LANE COMPANY

  Lane manufactures and markets a broad range of high quality furniture targeting the "better," "best" and "premium" price categories. Lane targets niche markets with its seven operating divisions, which participate in such segments of the residential furniture market as 19th century reproductions, motion furniture, wicker and rattan, cedar chests and finely tailored upholstered furniture. Using its recently installed, state-of-the-art finishing system, Lane produces quality high sheen and enhanced grain finishes at attractive prices.

  The Lane Division of Lane manufactures and sells cedar chests, occasional living room tables, bedroom and dining room furniture, wall systems, desks, console tables and mirrors and other occasional wood pieces.

The Lane Division has teamed up with widely recognized designers such as Dakota Jackson, as well as design institutions such as the American Museum of Folk Art in New York, to design and market furniture collections. The Lane Division furniture is sold in the "better" and "best" price categories.

  Action Industries, a subsidiary of Lane, manufactures and markets reclining chairs and motion furniture in the "good," "better" and "best" price categories under the Action by Lane brand name. Motion furniture consists of sofas and loveseats with recliner-style moving parts and comfort features, wall saver recliners, pad-over chaise recliners, and motion sectionals. Lane's Royal Development Company designs and manufactures the mechanisms used in Action Industries' reclining furniture products. Management believes that Action Industries currently commands an approximately 14% market share position in the motion furniture and an approximately 22% market share in the reclining chair markets.

  The Hickory Chair division manufactures and markets traditional styles of upholstered furniture, dining room chairs and occasional tables in the "best" and "premium" price categories. The Hickory Chair division has been crafting fine reproductions of 18th century furniture for over 80 years. For example, Hickory Chair offers the James River collection which features reproductions of fine furnishings from Virginia plantations, and more recently the new Mount Vernon collection, which features reproductions from George Washington's home.

  The Pearson division has been manufacturing and selling contemporary and traditional styles of finely tailored upholstered furniture including sofas, love seats, chairs and ottomans for over 50 years. Pearson manufactures the Viceroy collection, which features fine furnishings from the award winning designer Victoria Moreland. Pearson furniture sells in the "premium" price category and is distributed to high end furniture stores and interior designers.

  The Lane Upholstery division includes two product lines, one of which is composed of contemporary and modern upholstered furniture and metal and glass occasional and dining tables, and the other of which is composed of traditional and contemporary upholstered furniture, primarily sofas, love seats, chairs and ottomans.

  The Venture Furniture division manufactures and markets moderately priced wicker, rattan and bamboo upholstered furniture, tables, occasional wood pieces and other home furnishings accessories. The division manufactures a line of outdoor and patio furniture featuring fast drying upholstered cushions under the name WeatherMaster, which has developed significant consumer acceptance.

  Hickory Business Furniture manufactures and sells a line of office furniture, including chairs, tables, conference tables, desks and credenzas, in the upper-medium price range.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville manufactures and markets wood furniture, upholstered products and RTA/promotional furniture. Thomasville markets its products primarily under the Thomasville brand name. Management believes Thomasville products contain special design elements which embody the famous "Thomasville Look." In wood furniture, these elements include special details, high sheen finishes, original design hardware, hand selected veneers and fancy face veneer patterns and decorative carvings that are made possible by the unique manufacturing techniques that have been developed by Thomasville and the skills of its experienced employees. In upholstery, these elements include a wide range of frames, fabrics and leathers combined with fringes, cords, pillows, exposed frame finishes and seating options.

  Management believes that Thomasville's wood products are well-positioned in terms of selection, quality and value within each of the major style categories in home furnishings. In 1994, Thomasville introduced two major new collections, American Revival and Stone Terrace. Additionally, Collector's Cherry and the Mahogany Collection have consistently been among the most successful collections in the industry.

  Thomasville offers an assortment of upholstery under one brand name that targets the "best" and "premium" price categories. Upholstery is primarily marketed in three major styles: Traditional, American

Traditional/Country and Casual Contemporary. Upholstery style is determined by both frame style and fabric or leather selection. Thomasville's frame assortment allows the consumer to select from over 90 different styles within the general style categories, and as much as 45% of the Thomasville fabric offering changes in a 12 month period, insuring that the latest styles are available.

  Thomasville's RTA/Promotional division offers assembled bedroom sets, bookcases and home entertainment centers as well as RTA furniture consisting of home entertainment centers, audio cabinets, television/VCR carts, room dividers, bookcases, bedroom and kitchen/utility furniture, microwave carts, computer desks and storage armoires. These products are primarily constructed from fibreboard or particleboard and are printed or covered with laminated paper in a variety of finishes and colors.

  Thomasville's RTA/Promotional division markets products under the Armstrong brand name to a variety of retailers for sale to consumer end-users and certain contract customers. The Company has the right to continue to use the Armstrong name for 18 months after the closing of the Thomasville acquisition. Management does not believe that the loss of the Armstrong name will have a material adverse effect on the Company's sales of RTA and promotional furniture.

DISTRIBUTION

  The Company's strategy of targeting diverse distribution channels such as furniture centers, independent dealers, national and local chain stores, department stores, specialty stores and decorator showrooms is supported by dedicated sales forces covering each of these distribution channels. The Company is also exploring opportunities to expand international sales and to distribute through non-traditional channels such as electronic retailers, wholesale clubs, catalog retailers and television home shopping.

  The Company's breadth of product and national scope of distribution enable it to service effectively national retailers such as J.C. Penney, Sears and Levitz and key regional retailers such as Haverty's and Heilig-Meyers. These large retailers are commanding an increasing presence in the consolidating furniture retailing industry and management believes that the Company is better positioned than its competitors to meet their needs. Additionally, the consolidation of the retail furniture industry has made access to distribution channels an important competitive advantage for manufacturers. The Company has developed dedicated distribution channels by expanding its gallery program and the network of independently-owned dedicated retail locations, such as Thomasville Home Furnishings stores. The Company distributes its products through a diverse network of independently-owned retail locations, which includes approximately 80 free-standing stores, more than 680 galleries and more than 410 furniture centers.

  Broyhill, Lane and Thomasville have all developed gallery programs with dedicated dealers displaying furniture in complete room ensembles. These retailers employ a consistent showcase gallery concept wherein products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. As a result, galleries tend to have higher sales per square foot as well as faster inventory turns than non-gallery locations. According to Furniture Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Company recognizes the importance of the gallery network to its long-term success, and has developed and maintains close relationships with its dealers. The Company offers substantial services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs and extensive dealer training.

  The Thomasville Home Furnishings stores are free-standing retail locations that exclusively feature Thomasville furniture. The Company believes distributing its products through dedicated free-standing stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. Management is currently evaluating similar opportunities to market Lane and Broyhill products.

  Showrooms for the national furniture market are located in High Point, North Carolina and for regional markets in Dallas, Texas, Atlanta, Georgia, Chicago, Illinois, and San Francisco, California.

 BROYHILL FURNITURE INDUSTRIES

  One of Broyhill's principal distribution channels is the Broyhill Showcase Gallery Program. This program, developed over the past twelve years, involves more than 330 participating dealer locations. Each dealer in the Broyhill Showcase Gallery Program owns the gallery and the Broyhill furniture inventory. The program incorporates a core merchandise program, advertising material support, in-store merchandising events and educational opportunities for the retail store sales and management personnel. The average Broyhill Showcase Gallery consists of 7,500 square feet of display space within a 30,000 square foot store. Furniture is displayed in complete and fully accessorized room settings instead of as individual pieces.

  For the retailer that is currently not a participant in the gallery program, Broyhill offers the Independent Dealer Program. This concept, initiated in 1987, is designed to strengthen Broyhill's relationship with these retailers by assisting them in overcoming some of the significant difficulties in running an independent furniture business. The Company seeks to develop these relationships so that these retailers may become participants in the Broyhill Showcase Gallery Program. Participating retailers in the Independent Dealer Program commit to a minimum pre-selected lineup of Broyhill merchandise and, in return, receive a detailed, step-by-step, year-round advertising and merchandising plan. The program includes four major sales events per year, monthly promotional themes and professionally prepared advertising and promotional materials at nominal cost in order to help increase consumer recognition on the local level. As part of the Independent Dealer Program, Broyhill offers the Broyhill Furniture Center Program for retailers that have committed at least 2,000 square feet exclusively to Broyhill products. This program includes all of the benefits of the Independent Dealer Program, plus additional marketing, designing and advertising assistance.

  The Company is currently exploring opportunities to expand its distribution channels for Broyhill through free-standing retail stores similar to the Thomasville Home Furnishings stores. A retailer in Memphis, Tennessee recently opened an independently-owned Broyhill store.

 THE LANE COMPANY

  Lane distributes its products nationally through a well established network of approximately 16,000 retail locations. A diverse distribution network is utilized in keeping with Lane's strategy of supplying customers highly specialized products in selected niche markets. This distribution network primarily consists of independent furniture stores, regional chains such as Haverty's and Art Van, and department store companies such as J.C. Penney, Sears, May Department Stores, Federated Department Stores and Dillard Department Stores. Lane has an established specialty gallery program with more than 200 participating dealers.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville products are offered at more than 680 independently-owned retail locations, including more than 410 Thomasville Galleries, approximately 80 Thomasville Home Furnishings stores and more than 180 selected furniture chains and retailers. The Thomasville Gallery concept was initiated in 1983. Each Thomasville Gallery has an average 7,500 square feet of retail space specifically dedicated to the display, promotion and sale of Thomasville products. Management believes that the gallery concept results in increased sales of Thomasville products by encouraging the consumer to purchase a complete collection as opposed to individual pieces from different manufacturers. The first Thomasville Home Furnishings store opened in 1988. The typical Thomasville Home Furnishings store is a 15,000 square foot independently-owned store offering a broad range of Thomasville products, presented in a home-like setting by specially trained salespersons. Thomasville's management believes that the gallery and dedicated store programs have helped create one of the most efficient distribution systems in the industry.

  Thomasville's RTA/Promotional division sells promotional and RTA furniture to a variety of retailers for sale to consumer end-users and certain contract customers. Promotional furniture is sold to retail chains such as

Wal-Mart and Levitz, as well as independent furniture stores. Promotional furniture is also sold in the hospitality and health care markets of Thomasville's contract business. RTA customers include national chains such as Wal-Mart and Ames, catalog showrooms, discount mass merchandisers, warehouse clubs and home furnishings retailers.

MARKETING AND ADVERTISING

  The Company continues to strengthen its valuable brand names through ongoing investment in innovative consumer advertising. The Company is one of the largest advertisers in the residential furniture industry. Advertising is used to increase consumer awareness of its brand names and is targeted to specific customer segments through leading shelter magazines. Each operating company uses focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs. The Company seeks to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs. The Company focuses its marketing efforts on prime potential customers utilizing information from databases and from callers to each operating company's toll-free telephone number. Each of the operating companies also advertises selectively on television in conjunction with dealers, and Action and Thomasville also use television advertising independently.

 BROYHILL FURNITURE INDUSTRIES

  Broyhill's advertising programs focus on translating its strong consumer awareness into increased sales. According to the recent consumer survey conducted for the Company by America's Research Group, Broyhill was rated the number one brand in the industry in terms of brand awareness. In addition, a survey of readers by Better Homes and Gardens found that 92.5% of people recognized the name in an aided name recognition test, and a nationwide survey by Southern Bride magazine found that Broyhill had the highest unaided name recognition of any residential furniture manufacturer.

  Broyhill's current marketing strategy features a national print advertising program in addition to traditional promotional programs such as furniture "giveaways" on television gameshows and dealer-based promotions such as product mailings and brochures. The national print advertising program, which consists of multi-page lay-outs, is designed to appeal to the consumer's desire for decorating assistance and increased confidence in making the decision to purchase a big ticket product such as furniture. These advertisements are run in publications such as Good Housekeeping and Country Living which appeal to Broyhill's customer base. Game show promotions, a long-standing Broyhill tradition, include popular programs such as Wheel of Fortune and The Price is Right.

 THE LANE COMPANY

  Management believes that Lane was the first residential furniture manufacturer to institute a national advertising campaign. Lane became a well-known brand name through Lane's initial use in the 1920s of creative advertising to promote its cedar chests. Since then, Lane has continued to use advertising programs to generate consumer awareness of the Lane brand name. Through Lane's in-house advertising agency, recent programs have been developed for print campaigns in national publications such as Country Home, Country Living, House Beautiful and Architectural Digest. Action Industries is engaged in selective national and regional television advertising.

  The Lane Keepsake program has made the Lane cedar chest one of the best-known furniture products in the industry and contributes to the high level of consumer recognition. The program enables the 1,100 participating dealers to establish early personal contact with a large number of women who are about to enter the bridal market as potential buyers of home furnishings. Information regarding a graduation gift of a miniature Lane cedar chest, available at the local participating furniture store, is sent to the parents of graduating high school women. This Keepsake program is believed to be instrumental in building consumer recognition and promoting the Lane brand name.

  Lane markets its products through the use of well-known designers and affiliation with institutions. For example, Lane has teamed up with widely recognized designers such as Mark Hampton and Dakota Jackson, as well as design institutions such as the American Museum of Folk Art in New York, to design and market furniture collections.

 THOMASVILLE FURNITURE INDUSTRIES

  According to a recent consumer survey conducted by America's Research Group, Thomasville is consistently rated the "highest quality" residential furniture brand. Management seeks to enhance this brand identification through advertising programs. Thomasville's current campaign, featured in household magazines and periodic television commercials, emphasizes single dramatic, high quality wood and upholstery pieces to support the emphasis on higher quality. Thomasville invests in image advertising by placing advertisements in up-front positions in national household magazines, such as Better Homes and Gardens, Good Housekeeping and House Beautiful. Thomasville also utilizes focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs.

  To reach additional customers, Thomasville uses promotional discounts and dealer cooperative advertising support. Thomasville has two major retailer promotions, the Winter and Summer Thomasville Sales, which coincide with traditional industry sale periods and are supported by eight page color circulars and full page advertisements in USA Today. Typically, six to eight million circulars are mailed by retailers during these periods to draw customers to Thomasville Galleries and Thomasville Home Furnishings stores.

MANUFACTURING

  Management believes that the Company is one of the world's most advanced producers of furniture products and a leader in automated manufacturing. The Company has sophisticated and computerized manufacturing facilities that are run by a well-trained, non-union work force. Management believes that the Company is one of the lowest cost producers in the furniture industry. In addition to cost efficiency, the high degree of automation results in substantial additional capacity, which can be accessed by implementing selected departmental second and third shifts. Management believes that the Company is well positioned to respond to an increase in demand for furniture products. As a result of the availability of some excess capacity in Lane and Thomasville manufacturing facilities, management believes that it will be able to meet its manufacturing requirements over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

  Broyhill operates 16 finished case goods and upholstery production and warehouse facilities totalling over 4.9 million square feet of manufacturing and warehouse space. All finished goods plants are located in North Carolina. Broyhill pioneered the use of mass production techniques in the furniture industry and continues to be a leader in this area by utilizing longer production runs to achieve economies of scale. Short set-up times and long production runs have allowed for a reduction of both manufacturing cost and overhead over the last five years. Broyhill recently completed construction of a state-of-the-art particleboard manufacturing facility that provides a captive, cost-effective source of high quality particleboard, a primary material used in the Company's products.

  Lane operates 15 finished case goods and upholstery production and warehouse facilities in Virginia, North Carolina and Mississippi. Since the late 1980s, significant capital expenditures have been made to acquire technologically advanced manufacturing equipment which has increased factory productivity. In 1993, Lane completed a new 396,000 square foot plant, located in Mississippi, which manufactures motion furniture as well as a new sleep sofa product line. This facility added approximately $100 million of annual production capacity. Lane recently installed a state-of-the-art flat-line finishing system that produces quality high sheen and enhanced grain finishes at attractive prices.

  Thomasville manufactures or assembles its products at 16 finished case goods and upholstery production and warehouse facilities located in North Carolina, Virginia, Tennessee and Mississippi, close to sources of raw materials and skilled craftsmen. Each plant is specialized, manufacturing limited product categories, allowing longer, more efficient production runs and economies of scale. During recent years, Thomasville has focused on reducing manufacturing costs by closing less efficient plants, reducing labor costs and establishing process improvement programs.

  The manufacturing process for Thomasville's RTA/promotional product line is highly automated. Large fiberboard and particleboard sheets are machine-finished in long production runs, then stored and held for assembly using highly automated assembly lines. Completed goods are stored in an automated warehouse to provide quicker delivery to customers. All plant operations use automated manufacturing processes and inventory management systems. Ninety percent of Thomasville's RTA/promotional products are shipped within 14 days of production.

RAW MATERIALS AND SUPPLIERS

  The raw materials used by the Company in manufacturing its products are lumber, veneers, plywood, fiberboard, particleboard, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers and upholstered filling material (such as synthetic fibers, foam padding and polyurethane cushioning). The various types of wood used in the Company's products include cherry, oak, maple, pine and pecan, which are purchased domestically, and mahogany, which is purchased abroad. Fabrics, leathers and other raw materials are purchased both domestically and abroad. Management believes that its supply sources for those materials are adequate.

  The Company has no long-term supply contracts and has experienced no significant problems in supplying its operations. Although the Company has strategically selected suppliers of raw materials, the Company believes that there are a number of other sources available, contributing to its ability to obtain competitive pricing for raw materials. Raw materials prices fluctuate over time depending upon factors such as supply, demand and weather. Increases in prices may have a short-term impact on the Company's margins for its products.

  The majority of supplies for RTA and promotional products is purchased domestically, although paper and certain hardware is purchased abroad. Management believes, however, that its proximity to and relationships with suppliers are advantageous for the sourcing of such materials. In addition, by combining the purchase of various raw materials (such as foam, cartons, springs and fabric) and services, Lane and Broyhill have been able to realize cost savings. Management believes that the Company's position as the largest residential furniture manufacturer will create opportunities for additional cost savings.

ENVIRONMENTAL MATTERS

  The Company is subject to a wide-range of federal, state and local laws and regulations relating to protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental, Response, Compensation and Liability Act ("Superfund"). Certain of the Company's operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, management closely monitors the Company's environmental performance at all of its facilities. Management believes that the Company is in substantial compliance with all environmental laws.

  Under the provisions of the Clean Air Act Amendments of 1990 (the "CAA"), in December 1995, the Environmental Protection Agency (the "EPA") promulgated air emission standards for the wood furniture industry. These regulations, known as National Emission Standards for Hazardous Air Pollutants ("NESHAPs"), govern the levels of emission of certain designated chemicals into the air and will require that the Company reduce emissions of certain volatile organic compounds ("VOCs") by November 1997. Management is investigating and evaluating techniques to meet these standards at all facilities to which the NESHAPs standards will apply. While the Company may be required to make capital investments at some of its facilities to ensure compliance, the Company believes that it will meet all applicable requirements in a timely fashion and that the amount of money required to meet the NESHAP requirements will not materially affect its financial condition or its results of operations.

  The Company has been identified as a potentially responsible party ("PRP") at a number of superfund sites. The Company believes that its liability with respect to most of the sites is de minimis, and the Company is entitled to indemnification by others with respect to liability at certain sites. The Company also accrued a reserve for such environmental liabilities in connection with the acquisition of Thomasville. Management believes that any liability as a PRP with regard to the superfund sites will not have a material adverse effect on the financial condition or results of operations of the Company.


COMPETITION

  The furniture manufacturing industry is highly competitive. The Company's products compete with products made by a number of furniture manufacturers, including Masco Corporation, La-Z-Boy Chair Company, Ladd Furniture, Inc., Bassett Furniture Industries, Inc., and Ethan Allen Interiors, Inc., as well as approximately 600 smaller producers. The elements of competition include pricing, styling, quality and marketing.

EMPLOYEES

  As of December 31, 1995, the Company employed approximately 20,700 people. None of the Company's employees is represented by a union.

BACKLOG

  The combined backlog of the Company's operating companies as of December 31, 1995 aggregated approximately $194 million, compared to approximately $209 million as of December 31, 1994. The backlog calculations for each year have been adjusted to include the backlog for Thomasville. Substantially all of the decrease in backlog is attributable to a change in the Company's method of calculating backlog with regard to certain operations. Management believes that if it had reported its backlog on a consistent basis, the year end backlog would have been substantially the same for each of the years ended December 31, 1994 and 1995.

                                   MANAGEMENT

  The executive officers and directors of the Company are as follows:

   NAME                AGE POSITION AND PRINCIPAL OCCUPATION
   ----                --- ---------------------------------
   Richard B. Loynd    68  Chairman of the Board, President and Chief Executive
                            Officer of the Company
   Brent B. Kincaid    64  President and Chief Executive Officer of Broyhill
   K. Scott Tyler, Jr. 56  President and Chief Executive Officer of Lane
   Frederick B. Starr  63  President and Chief Executive Officer of Thomasville
   David P. Howard     45  Vice-President and Chief Financial Officer of the Com-
                            pany
   Lynn Chipperfield   44  Vice-President, General Counsel and Secretary of the
                            Company
   Steven W. Alstadt   41  Controller of the Company
   Leon D. Black       44  Director of the Company; Officer and director of Apollo
                            Capital Management, Inc. and Lion Capital Management,
                            Inc.
   Michael S. Gross    34  Director of the Company; Officer of Apollo Capital
                            Management, Inc. and Lion Capital Management, Inc.
   John J. Hannan      43  Director of the Company; Officer and director of Apollo
                            Capital Management, Inc. and Lion Capital Management,
                            Inc.
   Joshua J. Harris    31  Director of the Company; Officer of Apollo Capital
                            Management, Inc. and Lion Capital Management, Inc.
   Bruce A. Karsh      40  Director of the Company; President of Oaktree Capital
                            Management, LLC
   John H. Kissick     54  Director of the Company; Officer of Lion Capital
                            Management, Inc. and advisor to Apollo Capital Manage-
                            ment, Inc.
   Donald E. Lasater   70  Director of the Company; Retired, formerly Chairman and
                            Chief
                            Executive Officer of Mercantile Bancorporation, Inc.
   Lee M. Liberman     74  Director of the Company; Retired, formerly Chairman and
                            Chief Executive Officer of Laclede Gas Company
   John J. Ryan III    68  Director of the Company; Director of Artemis S.A. and
                            Financiere Pinault S.A.
   Michael D. Weiner   43  Director of the Company; Officer of Apollo Capital
                            Management, Inc. and Lion Capital Management, Inc.

  Apollo Capital Management, Inc. ("Apollo Capital") and Lion Capital Management, Inc. ("Lion Capital") are affiliates of Apollo and Lion, which together beneficially own approximately 67.5% of the outstanding Common Stock of the Company. See "Principal Stockholders" below. Apollo Capital and Lion Capital are the general partners of Apollo Advisors, L.P. ("Apollo Advisors") and Lion, respectively. Apollo Advisors is the managing general partner of Apollo, AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. Lion acts as financial advisor to and representative of certain institutional investors with respect to securities investments.

  MR. LOYND was elected Vice-President and member of the Board of Directors of the Company in 1987. He was named President of the Company in March 1989, became Chief Executive Officer in November 1989 and Chairman of the Board in June 1990. Previously, Mr. Loynd was Chairman of the Board of Converse Inc. from 1982 to 1989. He is a director of Emerson Electric Company, Converse Inc. and The Florsheim Shoe Company.

  MR. KINCAID has served as President and Chief Executive Officer of Broyhill since 1992. Previously, Mr. Kincaid held several positions within Broyhill, including Executive Vice President (1991 to 1992), Vice President-Operations (1987 to 1991) and Vice President-Purchasing (1982 to 1987).

  MR. TYLER has served as Chief Executive Officer of Lane since 1991 and President of Lane since 1989. From 1987 to 1989, Mr. Tyler served as President of the Lane Division, and has been a Vice President of Lane since 1986.

  MR. STARR was named President and Chief Executive Officer of Thomasville in 1982. From 1977 to 1982, Mr. Starr served as Senior Vice President and General Sales Manager of Thomasville.

  MR. HOWARD joined the Company in July 1984 as Director of Internal Audit. He was promoted to Controller in March 1990, elected Vice-President in April 1991 and appointed Chief Financial Officer in July 1994.

  MR. CHIPPERFIELD has served as General Counsel of the Company since January 1993, and as Vice-President and Secretary of the Company since January 1996. From 1986 to 1993, Mr. Chipperfield served as Assistant General Counsel of the Company.

  MR. ALSTADT joined the Company in June 1979 as a member of the Internal Audit Department. He was named Manager, Financial Reporting and Analysis in 1990 and was elected Controller and appointed Chief Accounting Officer in 1994.

                             CERTAIN TRANSACTIONS

  The Company is party to a consulting agreement with Apollo Advisors, an affiliate of the Company's controlling stockholders (the "Consulting Agreement"), pursuant to which Apollo Advisors provides corporate advisory, financial and other consulting services to the Company. Fees under the Consulting Agreement are payable at an annual rate of $500,000, plus out-of-pocket expenses. The Consulting Agreement is for a term ending December 31, 1996 and is automatically renewable for successive one-year terms unless terminated by independent members of the Board of Directors. The Company has also granted registration rights to Apollo and Lion with respect to shares of Common Stock owned by Apollo and Lion.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of shares of the Company Common Stock as of December 31, 1995 by each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock.

                                                         PERCENTAGE  PERCENTAGE
                                           NUMBER OF      PRIOR TO      AFTER
       NAME                                  SHARES      OFFERING(1) OFFERING(1)
       ----                                ----------    ----------- -----------
 Apollo Investment Fund, L.P.
  c/o CICB Bank and Trust Company
  (Cayman) Limited, Edward Street,
  Georgetown, Grand Cayman, Cayman
  Islands, British West Indies and
  Lion Advisors, L.P.
  Two Manhattanville Road
  Purchase, New York 10577................ 33,691,099(2)    67.4%       57.4%
 J.P. Morgan & Co. Incorporated
  60 Wall Street
  New York, New York......................  3,342,503        6.6%        5.6%

--------
(1) Shares of Common Stock issuable upon exercise of warrants to purchase Common Stock owned by such stockholder were deemed to be outstanding for purposes of calculating the percentages of outstanding shares.
(2) Messrs. Black, Gross, Hannan, Harris and Kissick disclaim beneficial ownership of the shares owned by Apollo and Lion. See "Management."

  By reason of its ownership of its shares of Common Stock, Apollo and Lion have the power to control or influence control of the Company, and Apollo and Lion have reported that they may exercise such control from time to time.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The Common Stock has a stated value of $1.00 per share.

  As of December 31, 1995, there were 50,120,079 shares of Common Stock outstanding held of record by approximately 3,000 persons, 2,498,000 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and 6,907,198 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at an exercise price of $7.13 per share. No shares of Preferred Stock have been issued by the Company.

COMMON STOCK

  Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Shares of Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

  The Restated Certificate of Incorporation of the Company provides that the Company may issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

CERTAIN RESTATED CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  Transactions with Substantial Stockholders. The Restated Certificate of Incorporation of the Company contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock of the Company (a "Substantial Stockholder") to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors of the Company (as defined in the Restated Certificate of Incorporation). If there are no Disinterested Directors, the transaction must be approved by the holders of a majority of the shares voting on such transaction of which the Substantial Stockholder is not a beneficial owner. Approval will also be required by the holders of a majority of the shares voting on such transaction not owned by the Substantial Stockholder, if the transaction is required to be approved by stockholders under applicable law (provided that such stockholder approval requirement will not be required if the Substantial Stockholder is the record owner of at least 90% of the outstanding Common Stock).

  Transactions covered by these provisions include (a) the merger or consolidation of the Company with a Substantial Stockholder, (b) the sale, exchange, mortgage, pledge, lease or transfer of assets to a Substantial Stockholder, (c) the issuance or transfer by the Company of any securities or other property to a Substantial

Stockholder, (d) the reclassification of securities of the Company or the recapitalization or merger of the Company with any of its subsidiaries if the transaction would, directly or indirectly, increase the proportionate share of any class of equity or convertible securities of the Company or a subsidiary owned by a Substantial Stockholder, or (e) any other transaction with a Substantial Stockholder, including without limitation payment of compensation and management fees (but not including customary directors' fees and expense reimbursements). Covered transactions will not, however, include (1) bona fide loans by the Substantial Stockholder not exceeding $10.0 million in any 12-month period, (2) participation by the Substantial Stockholder in bona fide offerings of equity, convertible or equity-related securities by the Company to the extent required to allow the Substantial Stockholder to avoid dilution of its percentage interest in the Common Stock, (3) repurchases of securities either pursuant to certain open market transactions or on terms identical to those being offered to all other holders of the same securities, (4) the preparation and filing of registration statements with respect to securities received by any Substantial Stockholder pursuant to the Plan of Reorganization and the payment of reasonable expenses associated therewith, and (5) other immaterial transactions in the ordinary course of business.

  Repurchase of Stock. The Restated Certificate of Incorporation of the Company provides that, except under certain circumstances, the Company may not repurchase its stock at a price greater than the Market Price (as defined in the Company's Restated Certificate of Incorporation) or for consideration other than cash from a 5% or more stockholder who has held such shares for less than two years, unless the repurchase is authorized by a majority of all shares entitled to vote generally in the election of directors, excluding the shares held by such stockholder.

  No Stockholder Action by Written Consent; Special Meetings. The Company's Restated Certificate of Incorporation and By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent in lieu of a meeting. The Company's Restated Certificate of Incorporation and By-Laws provide that special meetings of stockholders can only by called (i) pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) upon the request of stockholders holding 20% or more the Company's voting stock outstanding at that time. Any call for a special meeting of stockholders must specify the matters to be acted upon at such a meeting and only those specified matters may be acted upon at such special meeting.

  Supermajority Vote Requirements. The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least a majority of all shares voting, excluding the shares owned by a Substantial Stockholder, to approve an Affiliate Transaction (as defined in the Company's Restated Certificate of Incorporation) and requiring the affirmative vote of the holders of at least a majority of all shares entitled to vote generally in the election of directors, excluding the shares owned by an Interested Stockholder (as defined in the Company's Restated Certificate of Incorporation), to approve a Stock Repurchase (as defined in the Company's Restated Certificate of Incorporation) from an Interested Stockholder.

  The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 75% of all shares entitled to vote generally in the election of directors and, in addition, the affirmative votes of the holders of at least 50% of the shares voting, excluding the shares owned by a Substantial Stockholder, to alter, amend, repeal or adopt provisions inconsistent with present provisions providing for action by stockholders only during duly called annual or special meetings and not by consent, the calling of special meeting of stockholders, defining the phrase "Substantial Stockholder" and approving Affiliate Transactions.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agents and Registrars for the Common Stock are KeyCorp Shareholder Services Inc. and First Chicago Trust Company of New York.

                                  UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                       NUMBER OF
                                UNDERWRITER                             SHARES
                                -----------                            ---------
      Smith Barney Inc. ..............................................
      Dean Witter Reynolds Inc. ......................................
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Wheat, First Securities, Inc. ..................................
                                                                       ---------
        Total......................................................... 8,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Wheat, First Securities, Inc. are acting as the Representatives, propose to offer some of the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and some of the shares of Common Stock to certain dealers at a price which represents a concession not in excess
of $    per share under the price to public. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $    per share of
Common Stock to certain other dealers. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any shares of Common Stock to any accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,250,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company, its officers and directors, and Apollo and Lion have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for Common Stock of the Company.

  Smith Barney Inc. has from time to time performed various investment banking services for the Company, including in connection with the Company's recent acquisition of Thomasville, and has received customary fees in respect of such services.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                               LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                  EXPERTS

  The Consolidated Financial Statements and financial statement schedule of the Company and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The pro forma adjustments appearing in the Company's pro forma condensed consolidated balance sheet as of December 31, 1995 and the pro forma condensed consolidated statement of operations for the year ended December 31, 1995, included herein have been examined by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, schedule, and pro forma adjustments have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Thomasville as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting for post employment benefits, post retirement benefits and income taxes.

  In addition, the consolidated balance sheet of Thomasville as of December 29, 1995 and the related consolidated statement of operations for the year then ended, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the omission, in the consolidated financial statements of the Company, of the consolidated statements of shareholder's equity and cash flows for the year ended December 29, 1995 and notes to the consolidated financial statements which are required by generally accepted accounting principles and results in an incomplete presentation. The report also refers to Thomasville's acquisition by the Company on December 29, 1995. The acquisition was accounted for under the purchase method of accounting. The accompanying consolidated financial statements do not include the effects of push down accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Commission Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, on which the Company's Common Stock is listed.

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. I-
91) are incorporated by reference in this Prospectus:

  (1) Annual Report on Form 10-K for the year ended December 31, 1995;

  (2) Current Report on Form 8-K filed January 12, 1996 as amended by Form 8-K/A-1 filed January 16, 1996, and Form 8-K/A-2 filed February 1, 1996;

  (3) Current Report on Form 8-K filed January 31, 1996; and

  (4) the description of the Company's Common Stock contained in its Form 8 filed with the Commission on June 29, 1992.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to INTERCO INCORPORATED, 101 South Hanley Road, St. Louis, Missouri 63105-3493,
Attention: Secretary (telephone number (314) 863-1100).

                              INTERCO INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
CONSOLIDATED FINANCIAL STATEMENTS:                                        ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheet as of December 31, 1994 and 1995.............. F-3
Consolidated Statement of Operations for the Years Ended December 31,
 1993, 1994 and 1995..................................................... F-4
Consolidated Statement of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995..................................................... F-5
Consolidated Statement of Shareholders' Equity for the Years Ended
 December 31, 1993,
 1994 and 1995........................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
INTERCO INCORPORATED:

  We have audited the accompanying consolidated balance sheets of INTERCO INCORPORATED and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INTERCO INCORPORATED and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

St. Louis, Missouri
January 30, 1996

                        CONSOLIDATED BALANCE SHEETS

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
                                                        (DOLLARS IN THOUSANDS)
                       ASSETS
Current assets:
 Cash and cash equivalents...........................    $ 32,145    $   26,412
 Receivables, less allowances of $5,062 and $20,724
  at December 31, 1994 and 1995 (Note 9).............     202,270       276,116
 Inventories (Note 6)................................     155,031       269,677
 Prepaid expenses and other current assets...........      14,325        17,888
                                                         --------    ----------
 Total current assets................................     403,771       590,093
Property, plant and equipment:
 Land................................................      11,933        16,635
 Buildings and improvements..........................     111,076       166,214
 Machinery and equipment.............................     115,407       206,580
                                                         --------    ----------
                                                          238,416       389,429
 Less accumulated depreciation.......................      57,023        83,023
                                                         --------    ----------
 Net property, plant and equipment...................     181,393       306,406
Intangible assets (Note 7)...........................     275,767       370,307
Other assets.........................................      20,804        24,933
                                                         --------    ----------
                                                         $881,735    $1,291,739
                                                         ========    ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt (Note 9).......    $ 16,574    $   18,639
 Accounts payable....................................      37,721        53,093
 Accrued employee compensation.......................      19,771        29,020
 Accrued interest expense............................       1,652         1,304
 Other accrued expenses..............................      19,730        33,001
                                                         --------    ----------
 Total current liabilities...........................      95,448       135,057
Long-term debt, less current maturities (Note 9).....     409,679       705,040
Other long-term liabilities..........................     101,214       150,486
Shareholders' equity:
 Preferred stock, authorized 10,000,000 shares, no
  par value--issued, none............................         --            --
 Common stock, authorized 100,000,000 shares, $1.00
  stated value (no par value)--issued 50,076,515 and
  50,120,079 shares at December 31, 1994 and 1995
  (Note 10)..........................................      50,076        50,120
 Paid-in capital.....................................     220,788       218,156
 Retained earnings...................................       4,530        32,880
                                                         --------    ----------
 Total shareholders' equity..........................     275,394       301,156
                                                         --------    ----------
                                                         $881,735    $1,291,739
                                                         ========    ==========

          See accompanying notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                            YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                     1993           1994             1995
                                 -----------------------------  ---------------
                                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales......................  $     980,532 $     1,072,696  $     1,073,889
Costs and expenses:
  Cost of operations...........        685,749         752,528          760,393
  Selling, general and
   administrative expenses.....        186,205         199,333          198,321
  Depreciation and amortization
   (includes $16,463, $16,900
   and $15,922 related to fair
   value adjustments)..........         34,455          35,776           36,104
                                 ------------- ---------------  ---------------
Earnings from operations.......         74,123          85,059           79,071
Interest expense...............         38,621          37,886           33,845
Other income, net:
  Gain on insurance settlement
   (Note 15)...................            --              --             7,882
  Other........................          1,764           1,668            3,930
                                 ------------- ---------------  ---------------
Earnings before income tax
 expense, discontinued
 operations and extraordinary
 item..........................         37,266          48,841           57,038
Income tax expense (Note 11)...         15,924          20,908           22,815
                                 ------------- ---------------  ---------------
Net earnings from continuing
 operations....................         21,342          27,933           34,223
Discontinued operations (Note
 4):
  Earnings from operations, net
   of taxes....................         24,026          25,443              --
  Loss on distribution, net of
   taxes.......................            --          (15,104)             --
                                 ------------- ---------------  ---------------
Net earnings before
 extraordinary item............         45,368          38,272           34,223
Extraordinary item--early
 extinguishment of debt,
 net of tax benefit (Note 5)...            --              --            (5,815)
                                 ------------- ---------------  ---------------
Net earnings...................  $      45,368 $        38,272  $        28,408
                                 ============= ===============  ===============
Net earnings per common share--
 primary (Note 3):
  Net earnings from continuing
   operations .................  $        0.41 $          0.54  $          0.67
  Discontinued operations......           0.47            0.20              --
  Extraordinary item--early
   extinguishment of debt......            --              --             (0.11)
                                 ------------- ---------------  ---------------
Net earnings per common share--
 primary.......................  $        0.88 $          0.74  $          0.56
                                 ============= ===============  ===============
Net earnings per common share--
 fully diluted (Note 3):
  Net earnings from continuing
   operations..................  $        0.41 $          0.54  $          0.65
  Discontinued operations......           0.47            0.20              --
  Extraordinary item--early
   extinguishment of debt......            --              --             (0.11)
                                 ------------- ---------------  ---------------
Net earnings per common share--
 fully diluted.................  $        0.88 $          0.74  $          0.54
                                 ============= ===============  ===============

          See accompanying notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1993      1994       1995
                                                 --------  ---------  --------
                                                   (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net earnings.................................. $ 45,368  $  38,272  $ 28,408
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net loss on early extinguishment of debt....      --         --      5,815
    Net earnings from discontinued operations...  (24,026)   (10,339)      --
    Depreciation of property, plant and
     equipment..................................   24,304     25,675    26,371
    Amortization of intangible and other
     assets.....................................   10,151     10,101     9,733
    Noncash interest and other expense..........    2,097        196     2,150
    (Increase) decrease in receivables..........   (3,237)   (27,979)      165
    (Increase) decrease in inventories..........  (11,072)   (20,553)    3,340
    (Increase) decrease in prepaid expenses and
     other assets...............................     (714)     2,648     1,179
    Increase (decrease) in accounts payable,
     accrued interest expense and other accrued
     expenses...................................   (3,866)    15,788     6,133
    Increase (decrease) in income taxes.........    3,938    (17,021)    8,661
    Increase (decrease) in net deferred tax
     liabilities................................      969      7,904      (211)
    Increase (decrease) in other long-term
     liabilities................................     (886)    (2,676)      246
                                                 --------  ---------  --------
  Net cash provided by continuing operations....   43,026     22,016    91,990
  Net cash used by discontinued operations......  (11,993)   (16,695)      --
                                                 --------  ---------  --------
  Net cash provided by operating activities.....   31,033      5,321    91,990
                                                 --------  ---------  --------
Cash Flows from Investing Activities:
  Acquisition of business (Note 2)..............      --         --   (335,438)
  Proceeds from the disposal of assets..........      358      5,621       519
  Additions to property, plant and equipment....  (30,197)   (21,108)  (35,616)
                                                 --------  ---------  --------
  Net cash used by investing activities.........  (29,839)   (15,487) (370,535)
                                                 --------  ---------  --------
Cash Flows from Financing Activities:
  Payments for debt issuance costs..............      --     (11,455)  (14,026)
  Additions to long-term debt...................      --     423,000   576,000
  Payments of long-term debt....................  (20,940)  (404,741) (286,574)
  Proceeds from the issuance of common stock....       42        698       201
  Payments for the repurchase of common stock
   warrants.....................................      --         --     (2,789)
                                                 --------  ---------  --------
  Net cash provided (used) by financing
   activities...................................  (20,898)     7,502   272,812
                                                 --------  ---------  --------
Net decrease in cash and cash equivalents.......  (19,704)    (2,664)   (5,733)
Cash and cash equivalents at beginning of
 period.........................................   54,513     34,809    32,145
                                                 --------  ---------  --------
Cash and cash equivalents at end of period...... $ 34,809  $  32,145  $ 26,412
                                                 ========  =========  ========
Supplemental Disclosure:
  Cash payments for income taxes, net........... $ 11,115  $  37,127  $ 14,386
                                                 ========  =========  ========
  Cash payments for interest.................... $ 38,454  $  39,345  $ 32,010
                                                 ========  =========  ========

          See accompanying notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         COMMON  PAID-IN   RETAINED
                                          STOCK  CAPITAL   EARNINGS    TOTAL
                                         ------- --------  --------  ---------
                                               (DOLLARS IN THOUSANDS)
Balance December 31, 1992..............  $50,000 $225,400  $ 17,714  $ 293,114
Net earnings...........................                      45,368     45,368
Common stock activity:
  Stock option grants and exercises
   (Note 10)...........................        4      988                  992
  Warrant exercises--282 shares........                 3                    3
Foreign currency translations..........                        (920)      (920)
                                         ------- --------  --------  ---------
Balance December 31, 1993..............   50,004  226,391    62,162    338,557
Net earnings...........................                      38,272     38,272
Common stock activity:
  Stock option exercises (Note 10).....       71      615                  686
  Warrant exercises--983 shares........        1       11                   12
Foreign currency translations..........                       2,659      2,659
Distribution of discontinued operations
 to shareholders.......................            (6,229)  (98,563)  (104,792)
                                         ------- --------  --------  ---------
Balance December 31, 1994..............   50,076  220,788     4,530    275,394
Net earnings...........................                      28,408     28,408
Common stock activity:
  Stock option exercises (Note 10).....       43      153                  196
  Warrant exercises--564 shares........        1        4                    5
  Warrants purchased--1,489,422
   shares..............................            (2,789)              (2,789)
Foreign currency translations..........                         (58)       (58)
                                         ------- --------  --------  ---------
Balance December 31, 1995..............  $50,120 $218,156  $ 32,880  $ 301,156
                                         ======= ========  ========  =========

          See accompanying notes to consolidated financial statements.

                             INTERCO INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. THE COMPANY

  INTERCO INCORPORATED (the "Company") is a major manufacturer of residential furniture. During the year ended December 31, 1995, the Company had two primary operating subsidiaries, Broyhill Furniture Industries, Inc. and The Lane Company, Incorporated. On December 29, 1995, the Company acquired Thomasville Furniture Industries, Inc. ("Thomasville"). In conjunction with the acquisition, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility.

  Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated sales and no particular concentration of credit risk in one economic section. Foreign operations and sales are not material.

  On November 17, 1994, the Company simultaneously refinanced the majority of its outstanding indebtedness and distributed to holders of its common stock the common stock of The Florsheim Shoe Company and the common stock of Converse Inc. (which, in aggregate, represented the Company's footwear segment). Upon completion of this restructuring, the Company retained no ownership interest or management control of the footwear businesses. Accordingly, the financial results of the footwear businesses have been reflected as discontinued operations for all applicable periods.

2. ACQUISITION OF BUSINESS

  On December 29, 1995, the Company acquired all of the outstanding stock of Thomasville Furniture Industries, Inc. The purchase price totaled $331,200 plus the assumption of $8,000 of long-term debt. The purchase price, including capitalized expenses which approximated $4,200, was paid in cash. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, has been reflected in the Company's consolidated balance sheet. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The total acquisition cost exceeded the estimated fair value of the net assets acquired by $105,764 with such amount being recorded as an intangible asset.

  The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 1994 and 1995 with those of Thomasville as if the transaction occurred at the beginning of each year presented.

                                                        YEAR ENDED   YEAR ENDED
                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
   Net sales..........................................  $1,599,339   $1,624,116
   Net earnings from continuing operations............      30,963       37,422
   Net earnings.......................................      41,302       31,607
   Net earnings per common share--fully diluted:
     Continuing operations............................        0.60         0.72
     Total............................................        0.80         0.61

  The pro forma data has been adjusted, net of income taxes, to reflect interest expense and the amortization of the excess of cost over net assets acquired. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each year presented.

                             INTERCO INCORPORATED

3. SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies of the Company are set forth below.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries, the majority of which are wholly owned. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53 week fiscal year. 1993, 1994 and 1995 all represent 52 week fiscal years.

 Cash and Cash Equivalents

  The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments are recorded at amortized cost, which approximates market.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property, Plant and Equipment

  Property, plant and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized while normal repairs and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. For financial reporting purposes, the Company utilizes both accelerated and straight-line methods of computing depreciation and amortization. Such expense is computed based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment.

 Intangible Assets

  The Company emerged from Chapter 11 reorganization effective with the beginning of business on August 3, 1992. In accordance with generally accepted accounting principles, the Company was required to adopt "fresh-start" reporting which included adjusting all assets and liabilities to their fair values as of the effective date. The ongoing impact of the adoption of fresh-start reporting is reflected in the financial statements for all years presented.

  As a result of adopting fresh-start reporting, the Company recorded reorganization value in excess of amounts allocable to identifiable assets of approximately $146,000. This intangible asset is being amortized on a straight-line basis over a 20 year period.

  Also in connection with the adoption of fresh-start reporting, the Company recorded approximately $156,800 in fair value of trademarks and trade names based upon an independent appraisal. Such trademarks and trade names are being amortized on a straight-line basis over a 40 year period.

                             INTERCO INCORPORATED

  The excess of cost over net assets acquired in connection with the acquisition of Thomasville totaled approximately $105,764. This intangible asset is being amortized on a straight-line basis over a 40 year period.

 Income Tax Expense

  Income tax expense is based on results of operations before discontinued operations and extraordinary items. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

 Extraordinary Item

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations, as an extraordinary item, the deferred financing fees and expenses pertaining to such credit facilities.

 Net Earnings Per Common Share

  Net earnings per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The stock options and warrants outstanding (Note 10) are considered common stock equivalents. Weighted average shares used in the calculation of primary and fully diluted net earnings per common share for 1995 were 50,639,000 and 52,317,000, respectively.

 Reclassification

  Certain 1993 and 1994 amounts have been reclassified to conform to the 1995 presentation.

4. DISCONTINUED OPERATIONS


  On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which, in aggregate, represented the Company's footwear segment) to its shareholders. In accordance with generally accepted accounting principles, the financial results for the footwear segment are reported as "Discontinued Operations" and the Company's financial results of prior periods were restated. Condensed results of the discontinued operations were as follows:

                                                                   ELEVEN MONTHS
                                                       YEAR ENDED      ENDED
                                                      DECEMBER 31, NOVEMBER 17,
                                                          1993         1994
                                                      ------------ -------------
Net sales............................................  $ 676,282     $663,637
                                                       =========     ========
Earnings before income tax expense...................  $  38,706     $ 40,047
Income tax expense...................................     14,680       14,604
                                                       ---------     --------
Net earnings.........................................  $  24,026     $ 25,443
                                                       =========     ========
Loss on distribution, net of taxes of $4,564.........  $     --      $(15,104)
                                                       =========     ========

                             INTERCO INCORPORATED

  The loss on distribution reflects expenses related to: the distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, including certain expenses associated with establishing the capital structure of each company; compensation expense accrued as a result of adjustments required to be made to exercisable employee stock options; interest expense on certain long-term debt defeased, net of estimated interest income to be received from the trustees; and applicable income taxes.

  Prior to the distribution of the common stock of The Florsheim Shoe Company to its shareholders, the Company had guaranteed certain of Florsheim's retail store operating leases. At December 31, 1995, the Company had guarantees outstanding on 101 retail store leases with a contingent liability totaling approximately $37,400. The Florsheim Shoe Company has agreed to indemnify the Company against any losses incurred as a result of the lease guarantees.

5. EXTRAORDINARY ITEM--EARLY EXTINGUISHMENT OF DEBT

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations $5,815, net of taxes of $3,478, representing the deferred financing fees and expenses pertaining to such credit facilities. The charge was recorded as an extraordinary item.

6. INVENTORIES

  Inventories are summarized as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
   Finished products..................................   $ 66,445     $114,857
   Work-in-process....................................     36,365       51,259
   Raw materials......................................     52,221      103,561
                                                         --------     --------
                                                         $155,031     $269,677
                                                         ========     ========

7. INTANGIBLE ASSETS

  Intangible assets include the following:

                                                      DECEMBER 31, DECEMBER 31,
                                                          1994         1995
                                                      ------------ ------------
   Intangible assets, at cost:
     Reorganization value in excess of amounts
      allocable
      to identifiable assets.........................   $146,063     $146,063
     Trademarks and trade names......................    156,828      156,828
     Excess of cost over net assets acquired.........        --       105,764
                                                        --------     --------
                                                         302,891      408,655
   Less accumulated amortization.....................     27,124       38,348
                                                        --------     --------
                                                        $275,767     $370,307
                                                        ========     ========

8. SHORT-TERM FINANCING

  In conjunction with the December 29, 1995 acquisition of Thomasville and related refinancing of certain long-term debt, the Company entered into a $630,000 Secured Credit Agreement which includes a $180,000

                             INTERCO INCORPORATED
revolving credit facility. The revolving credit facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $60,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 29, 1995, $71,000 in cash borrowings were outstanding under the revolving credit facility as a result of the acquisition of Thomasville. Cash borrowings from the revolving credit facility have no fixed amortization and, since the facility does not mature until December 2001, are classified as long-term debt.

  As part of the Secured Credit Agreement, the revolving credit facility is secured by a first priority lien on and security interest in substantially all of the Company's assets except for trade receivables. See Note 9--Long-Term Debt for further information regarding the Secured Credit Agreement.

  The outstanding cash borrowings under the revolving credit facility bear interest at a base rate plus 1.125% or at an adjusted Eurodollar rate plus 2.125%, depending upon the type of loan the Company executes. The "spread" or margin over the base rate and Eurodollar rate is subject to a "step-down" or reduction when the Company achieves certain financial performance ratios. At December 31, 1995, there was $71,000 of cash borrowings outstanding under the revolving credit facility, all of which are classified as long-term debt.

  Under the letter of credit facility, a fee of 2.125% per annum (subject to the same "step-down" as noted earlier) is assessed for the account of the lenders ratably. A further fee of 0.25% is assessed on stand-by letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears. At December 31, 1995, there were $28,300 in letters of credit outstanding under the revolving credit facility.

9. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
   Secured credit agreement...........................   $285,000     $521,000
   Receivables securitization facility................    130,000      185,000
   Other..............................................     11,253       17,679
                                                         --------     --------
                                                          426,253      723,679
   Less current maturities............................     16,574       18,639
                                                         --------     --------
                                                         $409,679     $705,040
                                                         ========     ========

  On December 29, 1995, in conjunction with the acquisition of Thomasville, the Company refinanced its Secured Credit Agreement by entering into a new $630,000 facility with a group of financial institutions. The Company also amended its Receivables Securitization Facility to increase its maximum availability to $225,000. Proceeds from these loan facilities were used to repay the existing secured credit facility and to acquire Thomasville.

  The following discussion summarizes certain provisions of the long-term debt.

 Secured Credit Agreement

  The common stock of the Company's principal subsidiaries, substantially all of the Company's cash, working capital (other than trade receivables) and property, plant and equipment, have been pledged or mortgaged as security for the Secured Credit Agreement. The Secured Credit Agreement contains a number of restrictive covenants and events of default, including covenants limiting capital expenditures and incurrence of debt, and requires the Company to achieve certain financial ratios, some of which become more restrictive over time.

                             INTERCO INCORPORATED

  The Secured Credit Agreement consists of the revolving credit facility discussed in Note 8 and three term loan facilities with the following terms:

                                                                   INTEREST RATE MARGIN
                                                                 -------------------------
                             DECEMBER 31, 1995     MATURITY
                                  BALANCE            DATE        BASE RATE EURODOLLAR RATE
                             ----------------- ----------------- --------- ---------------
   Term loan "A" facility..      $250,000      December 29, 2001   1.125%       2.125%
   Term loan "B" facility..       100,000         March 29, 2003   1.625%       2.625%
   Term loan "C" facility..       100,000         March 29, 2004   2.125%       3.125%

  Similar to the revolving credit facility, the "spread" or margin over the base rate and Eurodollar rate is subject to a "step-down" or reduction when the Company achieves certain financial performance ratios. Interest is payable based upon the type (base rate or Eurodollar rate) of the loan the Company executes; however, interest is payable quarterly at a minimum. At December 31, 1995, all loans outstanding under the Secured Credit Agreement were based on the Eurodollar rate.

  Mandatory principal payments of the term loan "A" facility are semi-annual (last business day of June and December). Mandatory principal payments of the term loan "B" facility are semi-annual through 2001 and convert to quarterly payments beginning in March 2002. Mandatory principal payments of the term loan "C" facility are semi-annual through 2002 and convert to quarterly payments beginning in June 2003. Annual mandatory principal payments are as follows:


                                                   TERM LOAN FACILITY
                                                 -----------------------
   YEAR                                             A       B       C     TOTAL
   ----                                          ------- ------- ------- -------
   1996......................................... $15,000 $ 1,000 $ 1,000 $17,000
   1997.........................................  20,000   1,000   1,000  22,000
   1998.........................................  25,000   1,000   1,000  27,000
   1999.........................................  50,000   1,000   1,000  52,000
   2000.........................................  65,000   1,000   1,000  67,000
   2001.........................................  75,000   1,000   1,000  77,000
   2002.........................................     --   75,200   1,000  76,200
   2003.........................................     --   18,800  69,750  88,550
   2004.........................................     --      --   23,250  23,250

  In addition to mandatory principal payments, the term loan facilities require principal payments from excess cash flow (as defined in the Secured Credit Agreement), and a portion of the net proceeds realized from (i) the sale, conveyance or other disposition of collateral securing the debt or (ii) the sale by the Company for its own account of additional subordinated debt and/or shares of its preferred and/or common stock. The revolving credit facility has no mandatory principal payments prior to its maturity date.

 Receivables Securitization Facility

  The amended Receivables Securitization Facility is an obligation of the Company which matures on December 29, 2000 and is secured by substantially all of the Company's trade receivables. The facility operates through use of a special purpose subsidiary (Interco Receivables Corp.) which "buys" trade receivables from the operating companies and "sells" interests in same to a third party financial institution, which uses the interests as collateral for borrowings in the commercial paper market to fund the purchases. The Company accounts for this facility as long-term debt.

  The Company pays a commercial paper index rate on all funds received (outstanding) on the facility. In addition, a program fee of 0.75% per annum on the entire $225,000 facility is payable on a monthly basis. The balance outstanding

                             INTERCO INCORPORATED
at December 31, 1995 was $185,000. The Company may increase or decrease its use of the facility on a monthly basis subject to the availability of sufficient trade receivables and the facility's maximum amount ($225,000). As of December 31, 1995, the Company had $20,474 in excess availability under the facility.

 Other

  Other long-term debt consists of various industrial revenue bonds and other debt instruments with interest rates ranging from approximately 4.0% to 9.0%. Annual mandatory principal payments are required through 2004.

 Other Information

  Maturities of long-term debt are $18,639, $23,709, $28,531, $52,800 and
$252,800 for years 1996 through 2000, respectively.

10. COMMON STOCK

  The Company's restated certificate of incorporation includes authorization to issue up to 100.0 million shares of common stock with a $1.00 per share stated value. As of December 31, 1995, 50,120,079 shares of common stock were issued and outstanding. It is not presently anticipated that dividends will be paid on common stock in the foreseeable future and certain of the debt instruments to which the Company is a party restrict the payment of dividends.

  Shares of common stock were reserved for the following purposes at December 31, 1995:

                                                                        NUMBER
                                                                      OF SHARES
                                                                      ----------
   Common stock options:
     Granted.........................................................  2,498,000
     Available for grant.............................................    740,000
   Common stock warrants.............................................  6,907,198
                                                                      ----------
                                                                      10,145,198
                                                                      ==========

  Under the Company's 1992 Stock Option Plan, certain key employees may be granted nonqualified options, incentive options or combinations thereof. Nonqualified and incentive options may be granted to expire up to ten years after the date of grant. Options granted become exercisable at varying dates depending upon the achievement of certain performance targets and/or the passage of certain time periods.

  The 1992 Stock Option Plan authorizes grants of options to purchase common shares at less than fair market value on the date of grant. During 1993, an option grant of 250 thousand common shares was made by the Company at less than market value resulting in a credit to paid-in capital and a charge to compensation expense of approximately $1.0 million.

  Changes in options granted and outstanding are summarized as follows:

                            YEAR ENDED          YEAR ENDED         YEAR ENDED
                         DECEMBER 31, 1993  DECEMBER 31, 1994   DECEMBER 31, 1995
                         ------------------ ------------------- ------------------
                                    AVERAGE             AVERAGE            AVERAGE
                          SHARES     PRICE    SHARES     PRICE   SHARES     PRICE
                         ---------  ------- ----------  ------- ---------  -------
Beginning of period..... 2,500,000   $7.00   2,915,000  $ 7.39  2,643,000   $4.64
Granted.................   461,000    9.58     917,000    7.85    125,000    6.42
Exercised...............    (4,000)   7.00     (71,250)   7.00    (43,000)   3.38
Cancelled...............   (42,000)   7.92  (1,117,750)   7.82   (227,000)   4.68
                         ---------          ----------          ---------
End of period........... 2,915,000   $7.39   2,643,000  $ 4.64  2,498,000   $4.75
                         =========   =====  ==========  ======  =========   =====
Exercisable at end of
 period.................   586,750             954,750          1,346,750
                         =========          ==========          =========

                             INTERCO INCORPORATED

  As a result of the November 17, 1994 distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, options granted to the employees of those operating companies were cancelled. In addition, the exercise prices of the remaining options were adjusted to reflect the distribution in accordance with the antidilution provisions of the 1992 Stock Option Plan.

  As of December 31, 1995, the Company had outstanding approximately 6.9 million warrants to purchase common stock. Each warrant entitles the holder thereof to purchase one share of common stock at $7.13 per share (as adjusted for the November 17, 1994 distribution to shareholders of the Company's former footwear segment). The warrants, which expire on August 3, 1999, were issued in two series; Series 1 warrants include a five year call protection, whereas Series 2 warrants do not include such a feature. All other terms and conditions of the two series of warrants are identical. The warrants trade on the over-the-counter market.

11. INCOME TAXES

  Income tax expense was comprised of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1993    1994    1995
                                                        ------- ------- -------
   Current:
     Federal........................................... $11,788 $10,095 $20,499
     State and local...................................   3,167   2,909   2,527
                                                        ------- ------- -------
                                                         14,955  13,004  23,026
   Deferred............................................     969   7,904    (211)
                                                        ------- ------- -------
                                                        $15,924 $20,908 $22,815
                                                        ======= ======= =======

  The following table reconciles the differences between the Federal corporate statutory rate and the Company's effective income tax rate:

                               YEAR ENDED
                              DECEMBER 31,
                             ----------------
                             1993  1994  1995
                             ----  ----  ----
   Federal corporate statu-
    tory rate..............  35.0% 35.0% 35.0%
   State and local income
    taxes, net of Federal
    tax benefit............   4.2   2.9   2.6
   Amortization of excess
    reorganization value...   6.8   5.2   4.5
   Other...................  (3.3) (0.3) (2.1)
                             ----  ----  ----
   Effective income tax
    rate...................  42.7% 42.8% 40.0%
                             ====  ====  ====

                             INTERCO INCORPORATED

  The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

                                                     DECEMBER 31, DECEMBER 31,
                                                         1994         1995
                                                     ------------ ------------
   Deferred tax assets:
     Employee postretirement benefits other than
      pensions......................................   $    833     $ 10,954
     Expense accruals...............................      6,109        9,267
     Valuation reserves.............................      3,027        5,147
     Inventory costs capitalized....................      1,534        1,785
     Other..........................................      1,571          919
                                                       --------     --------
       Total gross deferred tax assets..............     13,074       28,072
     Valuation allowance............................        --           --
                                                       --------     --------
       Total net deferred tax assets................     13,074       28,072
   Deferred tax liabilities:
     Fair value adjustments.........................    (70,690)     (84,263)
     Employee pension plans.........................     (6,139)      (1,990)
     Depreciation...................................     (4,441)      (9,029)
     Other..........................................     (7,575)      (8,350)
                                                       --------     --------
       Total deferred tax liabilities...............    (88,845)    (103,632)
                                                       --------     --------
       Net deferred tax liabilities.................   $(75,771)    $(75,560)
                                                       ========     ========

  The net deferred tax liabilities are included in the consolidated balance sheets as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
   Prepaid expenses and other current assets..........   $ 11,292     $ 14,328
   Other long-term liabilities........................    (87,063)     (89,888)
                                                         --------     --------
                                                         $(75,771)    $(75,560)
                                                         ========     ========

  The Federal income tax returns of the Company and its major subsidiaries have been examined by the Internal Revenue Service ("IRS") through February 23, 1991.

12. EMPLOYEE BENEFITS

  The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 1993, 1994 and 1995 was $5,716, $6,303 and $7,070, respectively.

 Company-Sponsored Defined Benefit Plans

  Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities,

                             INTERCO INCORPORATED
corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

                                                     DECEMBER 31, DECEMBER 31,
                                                         1994         1995
                                                     ------------ ------------
   Actuarial present value of benefit obligations:
     Vested benefit obligation......................   $179,006     $217,879
                                                       ========     ========
     Accumulated benefit obligation.................   $182,903     $222,256
                                                       ========     ========
     Projected benefit obligation...................   $202,148     $254,815
   Plan assets at fair value........................    217,535      252,810
                                                       --------     --------
   Projected benefit obligation less than (greater
    than) plan assets...............................     15,387       (2,005)
   Unrecognized net loss............................      3,886        5,211
   Unrecognized prior service cost..................       (515)       1,267
                                                       --------     --------
   Prepaid pension cost.............................   $ 18,758     $  4,473
                                                       ========     ========

  Net periodic pension cost for 1993, 1994 and 1995 includes the following components:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
   Service cost-benefits earned during the peri-
    od..........................................  $  4,575  $  4,758  $  3,544
   Interest cost on the projected benefit obli-
    gation......................................    12,818    13,682    17,005
   Actual return on plan assets.................   (16,863)     (159)  (49,272)
   Net amortization and deferral................     1,377   (16,297)   31,566
                                                  --------  --------  --------
   Net periodic pension cost....................  $  1,907  $  1,984  $  2,843
                                                  ========  ========  ========

  Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service.

  The expected long-term rate of return on plan assets was 8.0%-9.5% in 1993 and 1994 and 8.5% in 1995. Measurement of the projected benefit obligation was based upon a weighted average discount rate of 7.25%, 8.0% and 7.25% and a long-term rate of compensation increase of 4.5%, 4.5% and 4.5% for 1993, 1994 and 1995, respectively.

 Other Retirement Plans and Benefits

  In addition to defined benefit plans, the Company makes contributions to a defined contribution plan and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

  In addition to pension and other supplemental benefits, certain employees and retirees are currently provided with specified health care and life insurance benefits. Eligibility requirements generally state that benefits are available to employees who retire after a certain age with specified years of service if they agree to contribute a portion of the cost. The Company has reserved the right to modify or terminate these benefits. Health care and life insurance benefits are provided to both retired and active employees through medical benefit trusts, third-party administrators and insurance companies.

                             INTERCO INCORPORATED

  The following table sets forth the financial status of postretirement benefits other than pensions as of December 31, 1995. Until the acquisition of Thomasville as of December 29, 1995, postretirement benefits other than pensions were considered immaterial and not previously reported.

                                                                  DECEMBER 31,
                                                                      1995
                                                                  ------------
   Accumulated postretirement benefit obligation:
     Retirees....................................................   $ 9,546
     Fully eligible plan participants............................     2,094
     Other active plan participants..............................    20,181
                                                                    -------
       Total.....................................................    31,821
   Plan assets at fair value.....................................       --
                                                                    -------
   Accumulated postretirement benefit obligation in excess of
    plan assets..................................................    31,821
   Unrecognized net gain.........................................        85
                                                                    -------
   Accrued postretirement benefit obligation.....................   $31,906
                                                                    =======

  For measurement purposes, a 11.0% annual rate of increase in the cost of health care benefits for pre-age 65 retirees and 11.0% for post-age 65 retirees was assumed for 1995. For 1995, the rates are assumed to decrease gradually to 6.0% in the year 2000 and remain at those levels thereafter. Increasing the assumed health care cost trend rates by one point in each year would have resulted in an increase in the accumulated postretirement benefit obligation as of December 31, 1995 of approximately $3,098 and the net periodic cost by $6 for the year.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1995.

13. LEASE COMMITMENTS

  Certain of the Company's real properties and equipment are operated under lease agreements expiring at various dates through the year 2005. Leases covering equipment generally require, in addition to stated minimums, contingent rentals based on usage. Generally, the leases provide for renewal for various periods at stipulated rates.

  Rental expense under operating leases was as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
   Basic rentals........................................ $10,704 $11,553 $11,516
   Contingent rentals...................................     570     385     779
                                                         ------- ------- -------
                                                          11,274  11,938  12,295
   Less sublease rentals................................     132      54      54
                                                         ------- ------- -------
                                                         $11,142 $11,884 $12,241
                                                         ======= ======= =======

  Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $616 at December 31, 1995, aggregate $36,023. Annual minimum payments under operating leases are $10,715, $7,840, $6,470, $5,005 and $2,852 for 1996 through 2000, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company considers the carrying amounts of cash and cash equivalents, receivables and accounts payable to approximate fair value because of the short maturity of these financial instruments.

                             INTERCO INCORPORATED

  Amounts outstanding under the Secured Credit Agreement and Receivables Securitization Facility are also considered to be carried on the financial statements at their estimated fair values because they were entered into recently and both accrue interest at rates which generally fluctuate with interest rate trends.

  Amounts outstanding under the other long-term debt is considered special purpose financing as an incentive to acquire specific real estate and for settlement of certain claims. Accordingly, the Company believes the carrying amounts approximate fair value given the circumstances under which such financings were acquired.

15. GAIN ON INSURANCE SETTLEMENT

  On November 20, 1994, an explosion and fire destroyed a particleboard plant owned and operated by the Company. During 1995, the Company rebuilt the plant with proceeds received from the insurance settlement. As a result thereof, a gain on insurance settlement, totaling $7,882, was recorded during the fourth quarter of 1995. The gain includes all costs associated with the claim with no further expenses or liability anticipated.

16. LITIGATION

  The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

                              INTERCO INCORPORATED

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Following is a summary of unaudited quarterly information:

                             FIRST          SECOND         THIRD         FOURTH
                            QUARTER        QUARTER        QUARTER        QUARTER
                         -------------- -------------- -------------- -------------
Year ended December 31,
 1994:
  Net sales............. $      268,753 $      272,203 $      254,496 $     277,244
  Gross profit..........         74,184         75,894         71,697        76,937
  Net earnings:
    Continuing opera-
     tions..............          5,908          5,863          5,366        10,796
    Discontinued opera-
     tions..............          9,769          5,480          7,042       (11,952)
      Total............. $       15,677 $       11,343 $       12,408 $      (1,156)
  Net earnings per
   common share--primary
   and fully diluted:
    Continuing opera-
     tions.............. $         0.11 $         0.12 $         0.10 $        0.21
    Discontinued opera-
     tions..............           0.19           0.10           0.14         (0.23)
      Total............. $         0.30 $         0.22 $         0.24 $       (0.02)
  Common stock price
   range (High-Low)..... $15 3/4-13 1/8 $14 7/8-12 3/8 $15 3/4-13 3/4 $14 7/8-6 1/8
                         ============== ============== ============== =============
Year ended December 31,
 1995:
  Net sales............. $      285,904 $      250,336 $      258,626 $     279,023
  Gross profit..........         76,349         67,399         70,557        76,932
  Net earnings:
    Continuing opera-
     tions..............          7,743          5,487          6,196        14,797
    Extraordinary item..            --             --             --         (5,815)
      Total............. $        7,743 $        5,487 $        6,196 $       8,982
  Net earnings per com-
   mon share--primary:
    Continuing opera-
     tions.............. $         0.15 $         0.11 $         0.12 $        0.29
    Extraordinary item..            --             --             --          (0.11)
      Total............. $         0.15 $         0.11 $         0.12 $        0.18
  Net earnings per
   common share--fully
   diluted:
    Continuing opera-
     tions.............. $         0.15 $         0.11 $         0.12 $        0.27
    Extraordinary item..            --             --             --          (0.11)
      Total............. $         0.15 $         0.11 $         0.12 $        0.16
  Common stock price
   range (High-Low)..... $  6 1/8-7 1/8 $  5 3/4-6 7/8 $  5 3/4-8 1/8 $     7-9 1/8
                         ============== ============== ============== =============  ===

  The 1994 fourth quarter common stock price range reflects the impact of the November 17, 1994 distribution of the discontinued operations to the Company's shareholders.

  The Company has not paid cash dividends on its common stock during the two years ended December 31, 1995. The closing market price of the Company's common stock on December 31, 1995 was $9.00 per share.

                      [LOGO OF THOMASVILLE APPEARS HERE]



[ARTWORK APPEARS HERE]                           [ARTWORK APPEARS HERE]

The innovative spirit of Thomasville's      Thomasville's collection of home
Stone Terrace Collection, introduced        entertainment units meets the
in 1994, is embodied in this                growing demand for home theater and
distinctive four pillar bed.                contemporay entertainment systems.


The Elysee Collection from                       [ARTWORK APPEARS HERE]
Thomasville combines upholstery and
wood pieces in fashionable ways to             Consistently one of the most
create special beauty and warmth.           successful collections in the
                                            industry. Collector's Cherry
[ARTWORK APPEARS HERE]                      features the special details and
                                            high sheen finish that contribute to
                                            the famous "Thomasville Chair".

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Thomasville Acquisition..................................................  10
Use of Proceeds..........................................................  11
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Independent Accountants' Report..........................................  14
Pro Forma Condensed Consolidated Financial Information...................  15
Selected Consolidated Historical and Pro Forma Financial Information.....  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  25
Management...............................................................  37
Certain Transactions.....................................................  38
Principal Stockholders...................................................  38
Description of Capital Stock.............................................  39
Underwriting.............................................................  41
Legal Matters............................................................  42
Experts..................................................................  42
Available Information....................................................  42
Incorporation of Certain Documents by Reference..........................  43
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,750,000 SHARES

                  [LOGO OF INTERCO CORPORATION APPEARS HERE]


            To be renamed Furniture Brands International, Inc.

                                  COMMON STOCK


                                    -------

                                   PROSPECTUS

                                       , 1996

                                    -------

          [LOGOS OF BROYHILL, LANE AND THOMASVILLE APPEAR HERE]

                               SMITH BARNEY INC.

                           DEAN WITTER REYNOLDS INC.

                         DONALDSON, LUFKIN & JENRETTE

                            SECURITIES CORPORATION

                           WHEAT FIRST BUTCHER SINGER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby, other than underwriting discounts and commissions:

  Securities and Exchange Commission filing fee....................... $ 30,603
  National Association of Securities Dealers, Inc. filing fee.........    9,375
  Printing expenses...................................................  150,000
  Legal fees and expenses.............................................  150,000
  Accounting fees and expenses........................................  150,000
  Blue sky filing fees and expenses (including counsel fees)..........    5,000
  Miscellaneous expenses..............................................    5,022
                                                                       --------
  Total............................................................... $500,000
                                                                       ========

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 ("Section 145") of the Delaware General Corporation Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Company's By-laws contain provisions for indemnification of directors, officers, employees and agents which are substantially the same as Section 145 and also permit the Company to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provision of the By-laws. The Company maintains such insurance.

  Certain of the directors and former directors of the Company have entered into and are the beneficiaries of indemnification agreements with the Company. These agreements provide indemnity protection for such persons which is substantially the same as that authorized by the Delaware General Corporation Law and provided for in the Company's By-Laws.

  The Underwriting Agreement, included as Exhibit 1 hereto, provides that each of the Underwriters will indemnify the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

  1    Form of Underwriting Agreement.*
  3(a) Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4(a) to the Company's Report on Form 10-Q for the
       quarter ended March 31, 1993).
  3(b) By-Laws of the Company (incorporated by reference to Exhibit 4(b) to the
       Company's Report on Form 10-Q for the quarter ended March 31, 1993).
       Opinion of Morgan, Lewis & Bockius LLP as to the validity of the
  5    securities.**
 23.1  Consents of KPMG Peat Marwick LLP.
 23.2  Consent of Morgan, Lewis & Bockius LLP (included in exhibit 5).**
 24    Powers of Attorney.**

--------

 * To be filed by amendment.

** Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan, annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective a mendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF ST. LOUIS, STATE OF MISSOURI ON FEBRUARY 1, 1996.

                                          Interco Incorporated

                                                   /s/ Richard B. Loynd
                                          By: _________________________________
                                             RICHARD B. LOYND CHAIRMAN OF THE
                                                    BOARD AND PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED BELOW.

              SIGNATURE                        TITLE                 DATE

        /s/ Richard B. Loynd           Chairman of the
-------------------------------------   Board, President         February 1,
          RICHARD B. LOYND              and Director              1996
                                        (Principal
                                        Executive Officer)

         /s/ David P. Howard           Vice President
-------------------------------------   (Principal               February 1,
           DAVID P. HOWARD              Financial Officer)        1996

        /s/ Steven W. Alstadt          Controller
-------------------------------------   (Principal               February 1,
          STEVEN W. ALSTADT             Accounting Officer)       1996

                  *                    Director
-------------------------------------                            February 1,
            LEON D. BLACK                                         1996

                  *                    Director
-------------------------------------                            February 1,
          MICHAEL S. GROSS                                        1996

                  *                    Director
-------------------------------------                            February 1,
           JOHN J. HANNAN                                         1996

                  *                    Director
-------------------------------------                            February 1,
          JOSHUA J. HARRIS                                        1996

                  *                    Director
-------------------------------------                            February 1,
           BRUCE A. KARSH                                         1996

                  *                    Director
-------------------------------------                            February 1,
           JOHN H. KISSICK                                        1996

                  *                    Director
-------------------------------------                            February 1,
          DONALD E. LASATER                                       1996

                  *                    Director
-------------------------------------                            February 1,
           LEE M. LIBERMAN                                        1996

               *                      Director                   February 1,
-------------------------------------                             1996
       JOHN J. RYAN, III

               *                       Director                  February 1,
-------------------------------------                             1996
       MICHAEL D. WEINER


        /s/ Lynn Chipperfield
*By: ________________________________

 LYNN CHIPPERFIELD, ATTORNEY-IN-FACT
        FEBRUARY 1, 1996

                                 EXHIBIT INDEX

 EXHIBIT NO.                         DESCRIPTION                           PAGE
 -----------                         -----------                           ----
  1          Form of Underwriting Agreement.*
  3(a)       Restated Certificate of Incorporation of the Company
             (incorporated by reference to Exhibit 4(a) to the Company's
             Report on Form 10-Q for the quarter ended March 31, 1993).
  3(b)       By-Laws of the Company (incorporated by reference to
             Exhibit 4(b) to the Company's Report on Form 10-Q for the
             quarter ended March 31, 1993).
             Opinion of Morgan, Lewis & Bockius LLP as to the validity
  5          of the securities.**
 23.1        Consents of KPMG Peat Marwick LLP.
             Consent of Morgan, Lewis & Bockius LLP (included in exhibit
 23.2        5).**
 24          Powers of Attorney.**

--------

 * To be filed by amendment.

** Previously filed.